EXHIBIT 99.1

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  905-72602462
Fax:  905-726-7164

Magna announces fourth quarter and 2008 results


    AURORA, ON, Canada, February 24, 2009 - Magna International Inc. (TSX: MG.A; NYSE:MGA) today reported financial results for the fourth quarter and year ended December 31, 2008.

    <<
    -------------------------------------------------------------------------
                                   THREE MONTHS ENDED        YEAR ENDED
                                       DECEMBER 31,          DECEMBER 31,
                                  --------------------- ---------------------
                                     2008       2007       2008       2007
                                  ---------- ---------- ---------- ----------

    Sales                          $  4,836   $  6,836   $ 23,704   $ 26,067

    Operating (loss) income        $   (165)  $    203   $    328   $  1,152

    Net (loss) income              $   (148)  $     28   $     71   $    663

    Diluted (loss) earnings per
     share                         $  (1.33)  $   0.24   $   0.62   $   5.86
    -------------------------------------------------------------------------
    All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.
    -------------------------------------------------------------------------


    YEAR ENDED DECEMBER 31, 2008
    ----------------------------
    >>
    We posted sales of $23.7 billion for 2008, a decrease of 9% from 2007. This lower sales level was a result of decreases in our North American production sales and complete vehicle assembly sales, offset in part by increases in our European and Rest of World production sales and our tooling, engineering and other sales.
    During 2008, North American and European average dollar content per vehicle increased 1% and 12%, respectively, compared to 2007. During 2008, North American and European vehicle production declined 16% and 8%, respectively, compared to 2007.
    Complete vehicle assembly sales decreased 18% to $3.3 billion for 2008 compared to $4.0 billion for 2007, while complete vehicle assembly volumes declined 37% to approximately 125 thousand units.
    During 2008, operating income was $328 million, net income was $71 million and diluted earnings per share was $0.62, decreases of $824 million, $592 million and $5.24, respectively, each compared to 2007.
    During 2008 and 2007, we recorded a number of unusual items, including impairment charges associated with long-lived assets and future tax assets, restructuring charges, foreign currency gains, net gain on disposal of property and future tax charges. The aggregate net charge for 2008 and 2007 related to unusual items totalled $313 and $183 million, respectively. On a per share basis, the aggregate net charge for unusual items totalled $2.75 and $1.61 in 2008 and 2007, respectively.
    During 2008, we generated cash from operations of $1.3 billion before changes in non-cash operating assets and liabilities, and invested $275 million in non-cash operating assets and liabilities. Total investment activities for 2008 were $1.1 billion, including $739 million in fixed asset additions, a $231 million increase in investments and other assets and $158 million to purchase subsidiaries.
    During 2008, we purchased for cancellation 3.5 million Class A
Subordinate Voting Shares for cash consideration of $247 million, pursuant to the terms of our normal course issuer bid programs.

    <<
    THREE MONTHS ENDED DECEMBER 31, 2008
    ------------------------------------
    >>
    We posted sales of $4.8 billion for the fourth quarter ended December 31, 2008, a decrease of 29% from the fourth quarter of 2007. This lower sales level was a result of decreases in our North American, European and Rest of World production sales and complete vehicle assembly sales, offset in part by increases in our tooling, engineering and other sales.
    During the fourth quarter of 2008, our North American and European average dollar content per vehicle decreased 4% and 9%, respectively, each compared to the fourth quarter of 2007. In addition, North American and European vehicle production declined 25% and 26%, respectively, each compared to the fourth quarter of 2007.
    Complete vehicle assembly sales decreased 51% to $479 million for the fourth quarter of 2008 compared to $981 million for the fourth quarter of 2007, while complete vehicle assembly volumes declined 60% to approximately 17 thousand units.
    During the fourth quarter of 2008, operating loss was $165 million, net loss was $148 million and diluted loss per share was $1.33, decreases of $368 million, $176 million and $1.57, respectively, each compared to the fourth quarter of 2007.
    During the fourth quarters of 2008 and 2007, we recorded a number of unusual items, including restructuring charges, impairment charges associated with long-lived assets and future tax assets, foreign currency gains, and a future tax charge. The aggregate net charge for the fourth quarters of 2008 and 2007 related to unusual items totalled $72 million and $144 million, respectively. On a per share basis, the aggregate net charge for unusual items for the fourth quarters of 2008 and 2007 totalled $0.65 and $1.21, respectively.
    During the fourth quarter ended December 31, 2008, we generated cash from operations of $119 million before changes in non-cash operating assets and liabilities, and invested $257 million in non-cash operating assets and liabilities. Total investment activities for the fourth quarter of 2008 were $358 million, including $274 million in fixed asset additions, $49 million to purchase subsidiaries, and $35 million increase in other assets.
    Siegfried Wolf, Magna's Co-Chief Executive Officer said: "We are facing one of the most difficult automotive environments in decades, across numerous markets. Our recent financial results reflect this. We have been taking actions to reduce fixed costs, minimize discretionary spending, and trim capital spending, all in an effort to restore profitability, conserve cash and maintain our strong balance sheet. At the same time, we are prudently investing for the future by spending on new programs, acquisitions and innovation, in order to further improve our competitive position and prospects for future growth when automotive markets finally recover. While these turbulent times have been painful for some of our employees, we believe our actions have been necessary to strengthen Magna for the future."
    Don Walker, Magna's Co-Chief Executive Officer further commented: "The extent of financial and other support to the automotive industry made or proposed by governments around the world is encouraging. It shows that many leaders recognize the significant contribution that the automotive industry makes to the economies of their respective countries and to the global economy. I believe certain governments have also come to recognize the vital role that automotive suppliers play in keeping the industry functioning. We are hopeful that governments will recognize the need to protect amounts owing to suppliers in any restructuring of the industry."
    A more detailed discussion of our consolidated financial results for the fourth quarter and year ended December 31, 2008 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

    <<
    DIVIDENDS
    ---------
    >>
    Our Board of Directors yesterday declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the quarter ended December 31, 2008. The dividend of U.S.$0.18 per share is payable on March 23, 2009 to shareholders of record on March 12, 2009.
    We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.
    We have approximately 74,000 employees in 240 manufacturing operations and 86 product development, engineering and sales centres in 25 countries.

    <<
    -------------------------------------------------------------------------
    We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter results on Tuesday, February 24, 2009 at 8:00 a.m. EST. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-892-9785. The number for overseas callers is 1-212-231-2910. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Tuesday morning prior to the call.
    -------------------------------------------------------------------------

    FORWARD-LOOKING STATEMENTS
    --------------------------
    >>
    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, including, without limitation: the potential for an extended global recession, including its impact on our liquidity; declining production volumes and sales levels; the impact of government financial intervention in the automotive industry; restructuring of the global automotive industry and the risk of the bankruptcy of one of our customers; the financial distress of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; restructuring and/or downsizing costs related to the rationalization of some of our operations; impairment charges; shifts in technology; our ability to successfully grow our sales to non-traditional customers; a reduction in the production volumes of certain vehicles, such as certain light trucks; our dependence on outsourcing by our customers; risks of conducting business in foreign countries, including Russia, India and China; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; the termination or non-renewal by our customers of any material contracts; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; our ability to offset price concessions demanded by our customers; the continued exertion of pricing pressures by our customers; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    <<
    -------------------------------------------------------------------------
    For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov
    -------------------------------------------------------------------------

For further information: Louis Tonelli, Vice-President, Investor
Relations at (905) 726-7035; For teleconferencing questions, please contact Karin Kaminski at (905) 726-7103



    MAGNA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and Financial Position
    -------------------------------------------------------------------------
    >>

    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
    This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and year ended December 31, 2008 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2007 included in our 2007 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and year ended December 31, 2008 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2007 have been prepared in accordance with Canadian GAAP.
    This MD&A has been prepared as at February 23, 2009.

    <<
    OVERVIEW
    -------------------------------------------------------------------------
    >>

    We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at December 31, 2008, we had 240 manufacturing divisions and 86 product development, engineering and sales centres in 25 countries.
    Our operations are segmented on a geographic basis between North America, Europe and Rest of World (primarily Asia, South America and Africa). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

    <<
    HIGHLIGHTS
    -------------------------------------------------------------------------
    >>

    2008 was a difficult year for the global automotive industry. The year began with the expectation of continued global growth in vehicle sales and production. However global economic conditions, including weakening economies and a severe credit crisis, affected every major automotive market in the second half of 2008. This led to the first annual decline in global automotive sales and production in several years.
    The contraction in automotive sales and production negatively impacted the financial results and condition of essentially all industry participants. Many of the world's largest OEMs, including the Detroit 3, have asked for some measure of government assistance, in some cases in order to avert the imminent need to file for bankruptcy protection. General Motors and Chrysler have each received several billion dollars in loans from the U.S. Government, and each has requested several billion dollars more in the near term. Toyota, the world's largest OEM by vehicle sales, recently announced that it would post its first annual operating loss in 70 years. Many other large OEMs have reported or expect to report annual operating losses.
    In North America, light vehicle production ("production") declined for the sixth straight year, to 12.6 million units. The rate of decline accelerated in the second half of 2008, with production down 22%, relative to the second half of 2007. For the Detroit 3, the production decline has been compounded by a shift in consumer preferences away from certain light trucks, as well as continued market share erosion. In the second half of 2008, Detroit 3 trucks, excluding cross-over utility vehicles, declined 44%, relative to the second half of 2007. The Detroit 3 have been adjusting their assembly capacity, particularly in North America, and have announced that they will continue to do so to offset the impacts of vehicle segment shifts and market share losses.
    The decline in North American production reflects the significant decline in vehicle sales, which in the fourth quarter of 2008 dropped to annualized sales levels not seen in more than 25 years. The deteriorating U.S. economy, low consumer confidence and limited availability of financing for automotive consumers were among the largest drivers of the decline in North American automotive sales.
    Certain of the conditions affecting North America have similarly impacted many other automotive markets. In particular, Western European automotive sales declined approximately 16% in 2008, with year-over-year rates of decline of 17%, 23% and 25%, in each of the last three months of 2008, respectively. Western European production declined 8% for 2008, but 26% in the fourth quarter of the year.
    While 2008 was a difficult year for the industry, 2009 is expected to be even worse. Most industry observers expect light vehicle sales and production in most large automotive markets to be considerably weaker in 2009 than 2008. The first half of 2009 is expected to be particularly challenging, as many OEMs struggle to reduce dealer inventories.
    Our financial results have been negatively impacted by the declines in production, especially in North America and Western Europe. In addition, in North America we have been negatively impacted both by the shift away from certain light trucks, on which we have relatively high average content, and by OEM capacity adjustments, of the Detroit 3. We have been taking actions to offset the production declines and capacity reductions, including:

    <<
    - reducing our own capacity to adapt to the prevailing industry conditions;
    - consolidating, closing or selling a number of facilities, particularly in North America;
    -   reducing discretionary spending across the organization; and
    - reducing or deferring capital spending to the extent reasonably possible.
    >>

    As a result of our capacity reduction actions, we have incurred considerable restructuring charges in 2008, and expect to incur additional charges in 2009. We have also recorded impairment charges, reflecting the decline in value of certain of our long-lived assets.
    Despite our actions, we have not been able to reduce costs at the rate that production has declined, nor do we believe it is prudent to capacitize our business for current levels of production. As a result, our sales and earnings have been, and at least in the short term will continue to be, negatively impacted by the current automotive environment.
    The bankruptcy of one or more of our major customers remains a significant negative risk to our business, including our results from operations, financial condition and cash flow, although the extent of risk is difficult to estimate. Two of our largest customers in North America, General Motors and Chrysler have indicated that they require additional U.S. Government loans in the near term, and each has considerable execution risks, involved in their financial and operational restructuring, particularly given the present level of uncertainty in the industry.
    2009 is expected to include massive global industry restructuring, involving a number of OEMs and auto suppliers. With our strong balance sheet position and cash flow, we believe in the medium term we may benefit from potential industry changes, including supplier consolidation. Beyond 2009, we expect the global auto industry to return to growth, and we anticipate that with the actions we are taking in our traditional markets, together with our planned growth in new markets, we will remain a key supplier to the auto industry.

    <<
    FINANCIAL RESULTS SUMMARY
    -------------------------------------------------------------------------

    During 2008, we posted sales of $23.7 billion, a decrease of 9% from 2007. This lower sales level was a result of decreases in our North American production sales and complete vehicle assembly sales, offset in part by increases in our European and Rest of World production sales and tooling, engineering and other sales. Comparing 2008 to 2007:

    - North American average dollar content per vehicle increased 1%, while vehicle production declined 16%;
    - European average dollar content per vehicle increased 12%, while vehicle production declined 8%; and
    - Complete vehicle assembly sales decreased 18% to $3.3 billion from $4.0 billion and complete vehicle assembly volumes declined 37% to approximately 125 thousand units.
    >>

    During 2008, we generated operating income of $328 million compared to $1.15 billion for 2007. Excluding the unusual items recorded in 2008 and 2007, as discussed in the "Unusual Items" section below, operating income for 2008 decreased $618 million or 52% primarily due to decreased margins earned on reduced sales as a result of significantly lower production volumes, in particular on many high content programs in North America. In addition, the remaining decrease in operating income was due to:

    <<
    -   operational inefficiencies and other costs at certain facilities;
    - decreased margins earned on lower volumes for certain assembly programs;
    - accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
    -   increased commodity costs;
    - an additional impairment of our investments in asset-backed commercial paper ("ABCP"), as discussed in the "Cash Resources" section below;
    - costs incurred in the preparation for upcoming launches or for programs that have not fully ramped up production;
    -   costs associated with electric vehicle development; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    -   productivity and efficiency improvements at certain divisions;
    -   the benefit of restructuring activities during or subsequent to 2007;
    -   lower employee profit sharing;
    -   lower incentive compensation;
    -   a favourable settlement on research and development incentives;
    - increased margins earned on production programs that launched during or subsequent to 2007;
    - an increase in reported U.S. dollar operating income due to the strengthening of the euro, against the U.S. dollar;
    -   a favourable revaluation of warranty accruals; and
    - incremental margin earned related to acquisitions completed during 2008.
    >>

    During 2008, we generated net income of $71 million compared to $663 million for 2007. Excluding the unusual items recorded in 2008 and 2007, as discussed in the "Unusual Items" section below, net income for 2008 decreased $462 million or 55%. The decrease in net income was as a result of the decrease in operating income partially offset by lower income taxes.
    During 2008, diluted earnings per share was $0.62 compared to $5.86 for 2007. Excluding the unusual items recorded in 2008 and 2007, as discussed in the "Unusual Items" section below, diluted earnings per share for 2008 decreased $4.10 or 55%. The decrease in diluted earnings per share is primarily as a result of the decrease in net income. The weighted average number of diluted shares outstanding during 2008 was substantially unchanged from 2007, decreasing by 0.2 million shares. The additional Class A subordinate Voting Shares issued in 2007 related to the arrangement (the "Arrangement") with Russian Machines were offset by the repurchase and cancellation of Class A Subordinate Voting Shares under the terms of our Substantial Issuer Bid, which was fully completed in 2007, as well as our ongoing Normal Course issuer Bids and the reduced number of shares included with respect to the Convertible Subordinated Debentures in 2008, since the inclusion of those shares would have been anti-dilutive in 2008.

    <<
    UNUSUAL ITEMS
    -------------------------------------------------------------------------

    During the three months and years ended December 31, 2008 and 2007, we recorded certain unusual items as follows:

                                 2008                          2007
                        -------------------------- --------------------------
                                          Diluted                    Diluted
                        Operat-          Earnings   Operat-         Earnings
                            ing      Net      per      ing      Net      per
                         Income   Income    Share   Income   Income    Share
    -------------------------------------------------------------------------

    Fourth Quarter
      Impairment
       charges(1)      $   (16) $   (16) $ (0.15)  $   (34) $   (26) $ (0.22)
      Restructuring
       charges(1)          (80)     (56)   (0.50)      (17)     (12)   (0.10)
      Foreign currency
       gain(2)               -        -        -        19       17     0.14
      Valuation
       allowance on
       future tax
       assets(3)             -        -        -         -     (115)   (0.97)
      Future tax
       charge(3)             -        -        -         -       (8)   (0.06)
    -------------------------------------------------------------------------
    Total fourth
     quarter unusual
     items                 (96)     (72)   (0.65)      (32)    (144)   (1.21)
    -------------------------------------------------------------------------

    Third Quarter
      Impairment
       charges(1)      $  (258) $  (223) $ (2.00)  $     -   $    -  $     -
      Restructuring
       charges(1)           (4)      (4)   (0.04)       (8)      (5)   (0.05)
      Foreign currency
       gain(2)             116      116     1.04         7        7     0.06
      Valuation
       allowance on
       future tax
       assets(3)             -     (123)   (1.10)        -        -        -
      Future tax
       charge(3)             -        -        -         -      (40)   (0.35)
      Sale of facility(4)    -        -        -       (12)      (7)   (0.06)
      Sale of property(4)    -        -        -        36       30     0.27
    -------------------------------------------------------------------------
    Total third quarter
     unusual items        (146)    (234)   (2.10)       23      (15)   (0.13)
    -------------------------------------------------------------------------

    Second Quarter
      Impairment
       charges(1)           (9)      (7)   (0.06)      (22)     (14)   (0.12)
      Restructuring
       charges(1)            -        -        -       (14)     (10)   (0.09)
    -------------------------------------------------------------------------
    Total second quarter
     unusual items          (9)      (7)   (0.06)      (36)     (24)   (0.21)
    -------------------------------------------------------------------------
    Total year to date
     unusual items     $  (251) $  (313) $ (2.75)  $   (45) $  (183) $ (1.61)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    (1) Restructuring and Impairment Charges

        During 2008 and 2007, we recorded impairment charges as follows:

                                   2008                      2007
                          ------------------------- -------------------------
                            Operating          Net    Operating          Net
                               Income       Income       Income       Income
        ---------------------------------------------------------------------
        Fourth Quarter
          North America     $      12    $      12    $      22    $      14
          Europe                    4            4           12           12
        ---------------------------------------------------------------------
        Total fourth
         quarter impairment
         charges                   16           16           34           26
        ---------------------------------------------------------------------
        Third Quarter
          North America           258          223            -            -
        ---------------------------------------------------------------------
        Second Quarter
          North America             5            3           22           14
          Europe                    4            4            -            -
        ---------------------------------------------------------------------
        Total second
         quarter impairment
         charges                    9            7           22           14
        ---------------------------------------------------------------------
        Total year to date
         impairment charges $     283    $     246    $      56    $      40
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    (a) For the year ended December 31, 2008

        Impairment Charges

        Historically, we completed our annual goodwill and long-lived asset impairment analyses in the fourth quarter of each year. However, as a result of the significant and accelerated declines in vehicle production volumes, primarily in North America, we reviewed goodwill and long-lived assets for impairment during the third quarter of 2008.

        However, as a result of further declines in vehicle production volumes, during the fourth quarter of 2008 we once again completed our goodwill and long-lived asset impairment analyses. Based on these analyses, during 2008 we recorded long-lived asset impairment charges of $ 283 million, related primarily to our powertrain, and interior and exterior systems operations in the United States and Canada. No goodwill impairment charge was recorded during 2008 or 2007. However, we determined that goodwill could potentially be impaired at our powertrain North America reporting unit. Therefore, as required by GAAP, we made a reasonable estimate of the goodwill impairment by determining the implied fair value of goodwill in the same manner as if we had acquired the reporting unit as at year end. Our best estimate is that goodwill is not impaired; however, any adjustment to the estimated impairment charge based on finalization of the impairment analysis will be recorded during 2009. Due to the judgment involved in determining the fair value of the reporting unit's assets and liabilities, the final amount of the goodwill impairment charge, if any, could differ from those estimated.

        At our powertrain operations, particularly at a facility in Syracuse, New York, asset impairment charges of $189 million were recorded primarily as a result of the following factors:

        - a dramatic market shift away from truck programs, in particular four wheel drive pick-up trucks and SUVs;
        -  excess die-casting, machining and assembly capacity; and
        - historical losses that are projected to continue throughout our business planning period.

        At our interiors and exteriors operations, we recorded $74 million of asset impairment charges primarily as a result of the following factors:

        - significantly lower volumes on certain pick-up truck and SUV programs;
        -  the loss of certain replacement business;
        - capacity utilization that is not sufficient to support the current overhead structure; and
        - historical losses that are projected to continue throughout our business planning period.

        Additionally, in North America we recorded asset impairment charges of $12 million related to dedicated assets at a chassis systems facility in Canada and a seating systems facility in the United States. In Europe, we recorded an $8 million asset impairment related to specific assets at an interior systems facility in the United Kingdom and specific assets at a powertrain facility in Austria.

        Restructuring Charges

        During 2008, we recorded restructuring and rationalization costs of $84 million in North America.

        These restructuring and rationalization costs were primarily recorded during the fourth quarter of 2008 and relate to: (i) the consolidation of interiors and exteriors operations in Canada and the United States; (ii) the closure of a seating systems facility in St. Louis; (iii) the consolidation of closure systems operations in Canada; and (iv) the consolidation of our powertrain die casting operations in Canada and the United States.

        During 2008, we also incurred costs related to downsizing various operations.

        In addition, we expect to incur additional restructuring and rationalization charges during 2009 in the range of $40 million to $60 million related to activities that were initiated in 2008.

    (b) For the year ended December 31, 2007

        Impairment Charges

        In North America, we recorded asset impairments of $44 million related to an interior systems facility in the United States and certain powertrain facilities in the United States and Canada. The asset impairments were recorded as a result of: (i) ceasing operations and/or use of certain assets at two powertrain facilities; and (ii) losses that were projected to be incurred throughout the business planning period based on existing and projected sales levels.

        In addition, due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects, during 2007 we recorded asset impairments of $12 million relating to certain assets and facilities in Germany, Austria, the Czech Republic and Spain.

        Restructuring Charges

        During 2007, we recorded restructuring and rationalization charges of $39 million in North America and Europe.

        In North America, we recorded $35 million of restructuring and rationalization charges related to: (i) the closure of exterior systems facilities in Canada and the United States; (ii) the consolidation of powertrain facilities in Canada; (iii) the closure of a mirror facility in the United States; and (iv) the closure of a stamping facility in the United States.

        In Europe, we recorded restructuring charges of $4 million related to the closure of a sunvisors facility in Spain.

    (2) Foreign Currency Gains

        In the normal course of business, we review our cash investment and tax planning strategies, including where such funds are invested. As a result of these reviews, during 2008 and 2007 we repatriated funds from Europe and as a result recorded foreign currency gains of $116 million and $26 million, respectively.

    (3) Income Taxes

    (a) For the year ended December 31, 2008

        During the third quarter of 2008, we recorded a $123 million charge to establish valuation allowances against the remaining future tax assets in the United States.

        Accounting standards require that we assess whether valuation allowances should be established against our future income tax assets based on the consideration of all available evidence using a "more likely than not" standard. The factors we use to assess the likelihood of realization are our past history of earnings, forecast of future taxable income, and available tax planning strategies that could be implemented to realize the future tax assets. The valuation allowances were required in the United States based on:

        - historical consolidated losses at our U.S. operations that are expected to continue in the near-term;
        - the accelerated deterioration of near-term automotive market conditions in the United States as discussed above; and
        - significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets.

    (b) For the year ended December 31, 2007

        Based on the accounting standards discussed above, during the fourth quarter of 2007 we determined that valuation allowances against certain of our future tax assets in the United States were required. Accordingly, we recorded a $115 million valuation allowance against these future tax assets.

        Also during 2007, we recorded a $53 million charge to future income tax expense as a result of an alternative minimum tax introduced in Mexico, offset in part by a $5 million future income tax recovery related to a reduction in future income tax.

    (4) Other Unusual Items

        During 2007, we entered into an agreement to sell one underperforming exterior systems facility in Europe and as a result, incurred a loss on disposition of the facility of $12 million. Also during 2007, we disposed of land and building in the United Kingdom and recorded a gain on disposal of $36 million.

    INDUSTRY TRENDS AND RISKS
    -------------------------------------------------------------------------
    A number of trends continue to have a significant impact on the global automotive industry and our business, including:

    - a precipitous drop in global light vehicle production and sales, particularly since September 2008;

    - the restructuring of the global automotive industry and the growing risk of OEM insolvency proceedings;

    - significant government financial intervention in the global automotive and financial services industries;

    - the accelerated deterioration of the financial condition of the automotive supply base and the corresponding increase in our operational and financial exposure as many of these suppliers could become bankrupt, insolvent or cease operations;

    -   the continued exertion of significant pricing pressure by OEMs;

    - increasing governmental intervention in the global automotive industry, particularly fuel economy and emissions regulations;

    - increasing government incentives and consumer demand for more fuel-efficient and environmentally-friendly vehicles with alternative-energy fuel systems and additional safety features;

    - the growth of the automotive industry in China, Thailand, India, Russia, Brazil and other low cost countries, and the migration of component and vehicle design, development, engineering and manufacturing to certain of these lower cost countries;

    - the growth of the A to D vehicle segments (micro to mid-size cars), particularly in emerging markets; and

    -   the continued consolidation of vehicle platforms.

    The following are some of the more significant risks that could affect our ability to achieve our desired results:

    - We are in the midst of a significant global recession. Current conditions are causing tremendous global economic uncertainty, thus subjecting us to significant planning risk with respect to our business. We cannot predict when the recession will end or what our prospects will be once the recession has ended and markets resume to more normal conditions. The continuation of current economic conditions for an extended period of time could have a material adverse effect on our profitability and financial condition.

    - While we believe we have sufficient liquidity to survive the current recession, the recession may last longer and/or be more severe than we currently anticipate. The continuation of current economic conditions for an extended period of time could have a material adverse effect on our profitability and financial condition.

    - While the global automotive industry is cyclical and is currently experiencing a significant downturn, a number of characteristics of the current downturn have made it more severe than prior ones, including the disruption of global credit markets since September 2008 and the corresponding reduction in access to credit, particularly for purposes of vehicle financing, the deterioration of housing and equity markets and the resulting erosion of personal net worth, all of which of led to extremely low U.S. Consumer confidence, which has a significant impact on consumer demand for vehicles. Automotive sales have dropped precipitously and accordingly production has been cut drastically in order to reflect the current, historically low level of demand for vehicles. The continuation of current or lower production volumes and sales levels for an extended period of time could have a material adverse effect on our profitability.

    - In light of the continuing global recession and its pronounced impact on the automotive industry, governments in various countries have announced or provided financial assistance to OEMs. Governments have attached or may attach stringent conditions to this financial support, including conditions relating to specific restructuring actions such as plant rationalizations, labour reductions, sale or wind-down of vehicle brands, elimination of production and/or other cost-cutting initiatives. There is no assurance that government financial intervention in the automotive industry will be successful to prevent the bankruptcy of one or more OEMs. Since governmental financial intervention in the automotive industry is still at an early stage, it is not yet possible to assess the potential impact on us, however, the bankruptcy of any of our major customers could have a material adverse effect on our profitability and financial condition.

    - Some of our traditional customers, particularly the Detroit 3 OEMs, are currently at risk of insolvency. Notwithstanding any government assistance that has been or may be extended to any of our major customers, such customers may seek bankruptcy protection in order to restructure their business and operations. On February 20, 2009, SAAB filed for court supervised reorganization. Since OEMs rely on a highly interdependent network of suppliers, an OEM bankruptcy could have a "domino effect", causing multiple supplier bankruptcies and thus the complete seizure of the automotive industry for a prolonged period of time, all of which would have a material adverse effect on our profitability and financial condition.

    - We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. Economic conditions, production volume cuts, intense pricing pressures and other factors have left many automotive suppliers in varying degrees of financial distress. The insolvency or bankruptcy of any such supplier could disrupt the supply of components to us or our customers, potentially causing the temporary shut-down of our or our customers' production lines. Any prolonged disruption in the supply of critical components to us or our customers, the inability to re-source or insource production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of one of our customers, could have a material adverse effect on our profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such supplier is not able to assume responsibility for such amounts, which could have an adverse effect on our profitability.

    - In response to current industry conditions, it is likely that we may further rationalize some of our production facilities. In the course of such rationalization, we will incur further restructuring and/or downsizing costs related to plant closings, relocations and employee severance costs. Such costs could have an adverse effect on our short-term profitability. In addition, we are working to turn around financially underperforming divisions, however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions.

    - We recorded significant impairment charges related to future tax assets and fixed assets in recent years and may continue to do so in the future. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production contract could be indicators of impairment. In particular, at December 31, 2008 we determined that goodwill could potentially be impaired at our Powertrain North America reporting unit. Our current best estimate is that goodwill is not impaired. However, to the extent that forward-looking assumptions regarding the impact of improvement plans on current operations, insourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes are not met, any resulting impairment loss could have a material adverse effect on our profitability.

    - We continue to invest in technology and innovation, including certain alternative-energy technologies which we believe will be integral in coming years. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products on a timely basis using such technologies will be a significant factor in our ability to remain competitive. If there is a shift away from the use of such technologies, our costs may not be fully recovered. In addition, if other technologies in which our investment is not as great or our expertise is not as developed emerge as the industry-leading technologies, we may be placed at a competitive disadvantage, which could have a material adverse effect on our profitability and financial condition.

    - Although we supply parts to all of the leading OEMs, a significant majority of our sales are to five such customers, two of which are in need of further government assistance due to their financial condition. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, particularly to increase our business with Asian-based OEMs, there is no assurance we will be successful. Our inability to successfully grow our sales to non-traditional customers could have a material adverse effect on our profitability.

    - While we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles (including shifts away from vehicles we assemble or shifts away from specific parts we produce) or the early termination, loss, renegotiation of the terms of, or delay in, the implementation of any significant production or assembly contract could have a material adverse effect on our profitability.

    - We are dependent on the outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including relative cost, quality and timeliness of production by suppliers as compared to OEMs, capacity utilization, and labour relations among OEMs, their employees and unions. As a result of recent concessions granted by the UAW and CAW with respect to their collective bargaining agreements with the "Detroit 3" OEMs and potentially further reductions as contemplated by certain government support, as well as significant excess capacity at OEM facilities, such OEMs may insource some production which had previously been outsourced. Outsourcing of complete vehicle assembly is particularly dependent on the degree of unutilized capacity at the OEMs' own assembly facilities, in addition to the foregoing factors. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs coupled with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

    - Many of our customers have sought, and will likely continue to seek to take advantage of lower operating costs in China, Thailand, India, Russia, Brazil and other low cost countries. While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in low cost countries, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in emerging market countries carries its own risks, including those relating to political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls; insufficient infrastructure; and other risks associated with conducting business internationally. The inability to quickly adjust our manufacturing footprint to take advantage of manufacturing opportunities in low cost countries could harm our ability to compete with other suppliers operating in or from such low cost countries, which could have an adverse effect on our profitability.

    - Since September 2008, several major financial institutions have failed or required massive government intervention in order to prevent collapse. The turmoil in the financial sector has had a significant effect on the global economy, and has contributed to the current global recession. The failure of any major financial institutions could lead to further disruptions in capital and credit markets and could adversely affect our and our customers' ability to access needed liquidity for working capital. In addition, in the event of a failure of a financial institution in which we invest our cash reserves, that is a counterparty in a derivative transaction or a lender to us, we face the risk that that our cash reserves and amounts owing to us pursuant to derivative transactions may not be fully recoverable, or the amount of credit available to us may be significantly reduced, . All of these risks could have a significant impact on our financial condition.

    - Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition and any sustained change in such related currency values could adversely impact our competitiveness in certain geographic regions.

    - We have completed a number of significant acquisitions in recent years and may continue to do so in the future. In those product areas in which we have identified acquisitions as critical to our business strategy, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and such failure could have a material adverse effect on our profitability.

    - Prior to the onset of the current global recession and industry downturn, we were under significant pricing pressure, as well as pressure to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. These pressures are expected to continue, even after the industry begins to recover. The continuation or intensification of these pricing pressures and pressure to absorb costs could have an adverse effect on our profitability.

    - Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer's warranty experience. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition if the actual costs are materially different from such estimates.

    - From time to time, we may become liable for legal, contractual and other claims by various parties, including, customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims to which we are party will have a material adverse effect on our financial position, however, we cannot provide any assurance to this effect.

    RESULTS OF OPERATIONS
    -------------------------------------------------------------------------

    Average Foreign Exchange

                                For the three months            For the year
                                   ended December 31,      ended December 31,
                               ----------------------  ----------------------
                                2008    2007  Change    2008    2007  Change
    -------------------------------------------------------------------------
    1 Canadian dollar equals
     U.S. dollars              0.828   1.019   - 19%   0.944   0.936   +  1%
    1 euro equals U.S. dollars 1.320   1.450   -  9%   1.470   1.371   +  7%
    1 British pound equals
     U.S. dollars              1.569   2.044   - 23%   1.852   2.001   -  8%
    -------------------------------------------------------------------------
    >>

    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and year ended December 31, 2008 impacted the reported U.S. dollar amounts of our sales, expenses and income.
    The results of operations whose functional currency is not the U.S.
dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impacts reported results.

    <<
    RESULTS OF OPERATIONS - FOR THE YEAR ENDED DECEMBER 31, 2008
    -------------------------------------------------------------------------

    Sales

                                                     2008      2007   Change
    -------------------------------------------------------------------------
    Vehicle Production Volumes (millions of units)
      North America                                12.622    15.102    - 16%
      Europe                                       14.596    15.938    -  8%
    -------------------------------------------------------------------------
    Average Dollar Content Per Vehicle
      North America                              $    867  $    859    +  1%
      Europe                                     $    486  $    435    + 12%
    -------------------------------------------------------------------------
    Sales
      External Production
        North America                            $ 10,938  $ 12,977    - 16%
        Europe                                      7,089     6,936    +  2%
        Rest of World                                 515       411    + 25%
      Complete Vehicle Assembly                     3,306     4,008    - 18%
      Tooling, Engineering and Other                1,856     1,735    +  7%
    -------------------------------------------------------------------------
    Total Sales                                  $ 23,704  $ 26,067    -  9%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    External Production Sales - North America

    External production sales in North America decreased 16% or $2.04 billion to $10.94 billion for 2008 compared to $12.98 billion for 2007. This decrease in production sales reflects a 16% decrease in North American vehicle production volumes partially offset by a 1% increase in our North American average dollar content per vehicle. More importantly, during 2008 our largest customers in North America continued to reduce vehicle production volumes compared to 2007. While North American vehicle production volumes declined 16% in 2008 compared to 2007, Chrysler, Ford and GM vehicle production declined 25%, 21% and 19%, respectively.

    <<
    Our average dollar content per vehicle grew by 1% or $8 to $867 for 2008 compared to $859 for 2007, primarily as a result of:

    -   the launch of new programs during or subsequent to 2007, including:
        -  the Dodge Journey;
        -  the Dodge Grand Caravan, Chrysler Town & Country and Volkswagen
           Routan;
        -  the Buick Enclave and Chevrolet Traverse;
        -  the Ford Flex; and
        -  the Mazda 6;
    -   acquisitions completed subsequent to 2007, including:
        - a substantial portion of Plastech Engineered Products Inc.'s ("Plastech") exteriors business; and
        - a stamping and sub-assembly facility in Birmingham, Alabama from Ogihara America Corporation ("Ogihara");
    - increased production and/or content on certain programs, including the Chevrolet Cobalt and Pontiac G5; and
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  GM's full-size pickups and SUVs;
        -  the Ford Explorer and Mercury Mountaineer;
        -  the Ford Edge and Lincoln MKX;
        -  the Ford F-Series SuperDuty;
        -  the Chevrolet Equinox and Pontiac Torrent;
        -  the Hummer H3; and
        -  the Dodge Nitro;
    - programs that ended production during or subsequent to 2007, including the Chrysler Pacifica; and
    -   incremental customer price concessions.
    >>

    External Production Sales - Europe

    External production sales in Europe increased 2% or $153 million to $7.1 billion for 2008 compared to $6.9 billion for 2007. This increase in production sales reflects a 12% increase in our European average dollar content per vehicle partially offset by an 8% decrease in European vehicle production volumes.

    <<
    Our average dollar content per vehicle grew by 12% or $51 to $486 for 2008 compared to $435 for 2007, primarily as a result of:

    -   the launch of new programs during or subsequent to 2007, including:
        -  the Volkswagen Tiguan; and
        -  the MINI Clubman;
    - an increase in reported U.S. dollar sales primarily due to the strengthening of the euro against the U.S. dollar; and
    -   increased production and/or content on certain programs, including:
        -  the Mercedes-Benz C-Class;
        -  the Volkswagen Transporter; and
        -  the smart fortwo.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the BMW X3; and
        -  the MINI Cooper;
        -  the sale of certain facilities during or subsequent to 2007;
        - programs that ended production during or subsequent to 2007, including the Chrysler Voyager; and
        -  incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in Rest of World increased 25% or $104 million to $0.5 billion for 2008 compared to $0.4 billion for 2007. The increase in production sales is primarily as a result of:
    - the launch of new programs in South Africa and China during or subsequent to 2007;
    - increased production and/or content on certain programs in China and Brazil; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real and Chinese Renminbi, each against the U.S. dollar.
    >>

    These factors were partially offset by a decrease in reported U.S. dollar sales as a result of the weakening of the Korean Won against the U.S. dollar.

    Complete Vehicle Assembly Sales

    The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.
    Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis, also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

    <<
                                                     2008      2007   Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales              $  3,306  $  4,008    - 18%
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        BMW X3, Mercedes-Benz G-Class, and
        Saab 93 Convertible                        97,229   131,056    - 26%
      Value-Added:
        Jeep Grand Cherokee, Chrysler 300,
        Chrysler Voyager, and Jeep Commander       28,207    68,913    - 59%
    -------------------------------------------------------------------------
                                                  125,436   199,969    - 37%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Complete vehicle assembly sales decreased 18% or $0.7 billion to $3.3 billion for 2008 compared to $4.0 billion for 2007 while assembly volumes decreased 37% or 74,533 units. The decrease in complete vehicle assembly sales was primarily as a result of:

    - a decrease in assembly volumes for the BMW X3, Saab 93 Convertible, Chrysler 300, Jeep Commander and Grand Cherokee; and
    - the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007.

    These factors were partially offset by:

    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and
    -   higher assembly volumes for the Mercedes-Benz G-Class.

    Tooling, Engineering and Other

    Tooling, engineering and other sales increased 7% or $121 million to $1.86 billion for 2008 compared to $1.74 billion for 2007.
    In 2008, the major programs for which we recorded tooling, engineering and other sales were:

    -   the MINI Cooper, Clubman and Crossman;
    -   the BMW Z4, X3 and 1-Series;
    -   GM's full-size pickups;
    -   the Cadillac SRX and Saab 9-4X;
    -   the Mazda 6;
    -   the Porsche 911 / Boxster;
    -   the Mercedes-Benz M-Class;
    -   the Chevrolet Equinox, Pontiac Torrent and Suzuki XL7;
    -   the Ford F-Series;
    -   the Lincoln MKS; and
    -   the Audi A5.

    In 2007, the major programs for which we recorded tooling, engineering and other sales were:

    -   GM's full-size pickups;
    -   the Ford Flex;
    -   the BMW X3, Z4, 1-Series and 3-Series programs;
    -   the Dodge Grand Caravan and Chrysler Town & Country;
    -   the Dodge Journey;
    -   the Mazda 6;
    -   the MINI Cooper;
    -   the smart fortwo;
    -   the Audi A5;
    -   the Mercedes C-Class, GL-Class and R-Class; and
    -   the Ford F-Series SuperDuty.
    >>
    In addition, tooling, engineering and other sales benefited from the strengthening of the euro against the U.S. dollar.

    Gross Margin

    Gross margin decreased 22% or $746 million to $2.72 billion for 2008 compared to $3.46 billion for 2007 and gross margin as a percentage of total sales decreased to 11.5% compared to 13.3%. The unusual items discussed previously in the "Unusual Items" section negatively impacted gross margin as a percent of total sales in 2008 and 2007 by 0.3% and 0.1%, respectively. Excluding these unusual items, the 1.6% decrease in gross margin as a percentage of total sales was primarily as a result of:

    <<
    - lower gross margin earned as a result of a significant decrease in production volumes, in particular on many high content programs in North America;
    - operational inefficiencies and other costs at certain facilities, in particular at certain exterior, interior and powertrain systems facilities in North America;
    - accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
    -   an increase in tooling and other sales that earn low or no margins;
    -   increased commodity costs; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    -   productivity and efficiency improvements at certain facilities;
    - the decrease in complete vehicle assembly sales which have a lower gross margin than our consolidated average;
    -   lower employee profit sharing;
    -   a favourable settlement on research and development incentives;
    -   a favourable revaluation of warranty accruals; and
    - the benefit of restructuring activities that were undertaken during or subsequent to 2007.
    >>

    Depreciation and Amortization

    Depreciation and amortization costs increased $1 million to $873 million for 2008 compared to $872 million for 2007. Excluding the unusual items discussed previously in the "Unusual Items" section, depreciation and amortization increased by $7 million. The increase in depreciation and amortization in 2008 compared to 2007 was due to the strengthening of the euro against the U.S. dollar. Excluding the effect of foreign exchange, depreciation and amortization decreased primarily as a result of:

    <<
    -   the write-down of certain assets during or subsequent to 2007; and
    - the sale or disposition of certain facilities during or subsequent to 2007.

    These factors were partially offset by:

    -   acquisitions completed subsequent to 2007 including:
    -   a substantial portion of Plastech's exteriors business; and
    -   a facility from Ogihara; and
    - an increase depreciation and amortization related to capital spending during or subsequent to 2007.
    >>

    Selling, General and Administrative ("SG&A")

    SG&A expenses as a percentage of sales of 5.6% for 2008 remained unchanged compared to 2007. SG&A expenses decreased 10% or $142 million to $1.3 billion for 2008 compared to $1.5 billion for 2007. Excluding the unusual items discussed previously in the "Unusual Items" section, SG&A expenses decreased by $78 million primarily as a result of:

    <<
    -   lower incentive compensation;
    -   reduced spending at certain facilities;
    -   lower employee profit sharing;
    - the sale or disposition of certain facilities during or subsequent to 2007; and
    - reduced spending as a result of the restructuring and downsizing activities that were initiated during or subsequent to 2007.

    These factors were partially offset by:

    - an increase in reported U.S. dollar SG&A due to the strengthening of the euro against the U.S. dollar;
    - a $41 million (2007 - $12 million) write-down of our investment in ABCP as discussed in the "Cash Resources" section below;
    - higher infrastructure costs related to programs that launched during or subsequent to 2007; and
    -   higher infrastructure costs related to the acquisition from Ogihara.
    >>

    Impairment Charges

    Impairment charges increased $227 million to $283 million for 2008 compared to $56 million for 2007. For a complete discussion of the impairment charges, see the "Unusual Items" section above and note 2 of the accompanying unaudited interim consolidated financial statements for the three months and year ended December 31, 2008.

    <<
    Earnings before Interest and Taxes ("EBIT")(1)

                                                     2008      2007   Change
    -------------------------------------------------------------------------

    North America                                $   (106) $    688      N/A
    Europe                                            241       359    - 33%
    Rest of World                                      32        20    + 60%
    Corporate and Other                                99        23   + 330%
    -------------------------------------------------------------------------
    Total EBIT                                   $    266  $  1,090    - 76%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the years ended December 31, 2008 and 2007 were the following unusual items, which have been discussed previously in the "Unusual Items" section.

                                                              2008      2007
    -------------------------------------------------------------------------
    North America
      Impairment charges                                  $   (275) $    (44)
      Restructuring charges                                    (84)      (35)
      Foreign currency gain                                      -        23
    -------------------------------------------------------------------------
                                                              (359)      (56)
    -------------------------------------------------------------------------
    Europe
      Impairment charges                                        (8)      (12)
      Restructuring charges                                      -        (4)
      Sale of facility                                           -       (12)
      Sale of property                                           -        36
    -------------------------------------------------------------------------
                                                                (8)        8
    -------------------------------------------------------------------------
    Corporate and Other
      Foreign currency gain                                    116         3
    -------------------------------------------------------------------------
                                                            $ (251) $    (45)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) EBIT is defined as income from operations before income taxes as presented on our unaudited interim consolidated financial statements before net interest income.
    >>

    North America

    EBIT in North America decreased $794 million to a loss of $106 million for 2008 compared to earnings of $688 million for 2007. Excluding the North American unusual items discussed previously in the "Unusual Items" section, the $491 million decrease in EBIT was primarily due to decreased margins earned on reduced sales as a result of significantly lower production volumes, in particular on many high content programs. In addition, the remaining decrease in earnings is primarily as a result of:

    <<
    - operational inefficiencies and other costs at certain facilities, in particular at certain powertrain, exterior and interior systems facilities;
    - accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
    -   increased commodity costs; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    -   lower affiliation fees paid to corporate;
    -   the benefit of restructuring activities during or subsequent to 2007;
    -   productivity and efficiency improvements at certain facilities;
    -   a favourable settlement on research and development incentives;
    -   lower incentive compensation;
    -   lower employee profit sharing;
    - incremental margin earned on new programs that launched during or subsequent to 2007; and
    - incremental margin earned related to the acquisitions from Ogihara and Plastech.

    Europe

    EBIT in Europe decreased 33% or $118 million to $241 million for 2008 compared to $359 million for 2007. Excluding the European unusual items discussed previously in the "Unusual Items" section, the $102 million decrease in EBIT was primarily as a result of:

    - lower margins earned as a result of a decrease in vehicle production volumes for certain programs including the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007;
    -   operational inefficiencies and other costs at certain facilities;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   costs incurred to develop and grow our electronics capabilities; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    - productivity and efficiency improvements at certain facilities, in particular at certain interior systems facilities;
    -   lower employee profit sharing;
    -   the benefit of restructuring activities during or subsequent to 2007;
    -   a favourable revaluation of warranty accruals;
    - an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar;
    - increased margins earned on production programs that launched during or subsequent to 2007;
    -   lower affiliation fees paid to corporate; and
    -   lower incentive compensation.

    Rest of World

    Rest of World EBIT increased $12 million to $32 million for 2008 compared to $20 million for 2007. The increase in EBIT was primarily as a result of:

    -   increased sales; and
    - productivity and efficiency improvements at certain facilities, primarily in China.

    These factors were partially offset by costs incurred at new facilities, primarily in China as we continue to grow in this market.

    Corporate and Other

    Corporate and Other EBIT increased $76 million to $99 million for 2008 compared to $23 million for 2007. Excluding the Corporate and Other unusual items discussed previously in the "Unusual Items" section, the $37 million decrease in EBIT was primarily as a result of:

    -   a decrease in affiliation fees earned from our divisions;
    - the $41 million (2007 - $12 million) write-down of our investment in ABCP as discussed in the "Cash Resources" section below;
    -   costs associated with electric vehicle development; and
    -   higher charitable and social contributions.

    These factors were partially offset by:

    -   lower incentive compensation; and
    -   decreased stock based compensation costs.
    >>

    Interest Income, Net

    Net interest income of $62 million for 2008 remained unchanged compared to 2007. Lower interest earned on cash and cash equivalents due to lower interest rates was offset by higher interest earned on higher cash and cash equivalents balances and lower interest expense on long term debt due to debt repayments during 2007 and 2008, including repayment of our senior unsecured notes related to the acquisition of New Venture Gear ("NVG").

    Operating Income

    Operating income decreased 72% or $0.824 billion to $0.328 billion for 2008 compared to $1.152 billion for 2007. Excluding the unusual items discussed previously in the "Unusual Items" section, operating income for 2008 decreased 52% or $0.6 billion. This decrease in operating income was the result of the decrease in EBIT (excluding unusual items), as discussed above.

    Income Taxes

    Our effective income tax rate on operating income (excluding equity income) increased to 83.2% for 2008 from 42.9% for 2007. In 2008 and 2007, income tax rates were impacted by the unusual items discussed in the "Unusual Items" section above. Excluding the unusual items, our effective income tax rate increased to 34.8% for 2008 compared to 29.6% for 2007. The increase in the effective income tax rate is primarily the result of an increase in losses not benefited, primarily in the United States partially offset by a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with lower income tax rates.

    Net Income

    Net income decreased 89% or $592 million to $71 million for 2008 compared to $663 million for 2007. Excluding the unusual items discussed previously in the "Unusual Items" section, net income decreased 55% or $462 million as a result of the decrease in operating income (excluding unusual items), partially offset by lower income taxes (excluding unusual items), all as discussed above.

    <<
    Earnings per Share

                                                     2008      2007   Change
    -------------------------------------------------------------------------
    Earnings per Class A Subordinate Voting or
     Class B Share
       Basic                                     $   0.63  $   5.95    - 89%
       Diluted                                   $   0.62  $   5.86    - 89%
    -------------------------------------------------------------------------
    Average number of Class A Subordinate Voting
     and Class B Shares outstanding (millions)
       Basic                                        112.8     111.4    +  1%
       Diluted                                      113.9     114.1        -
    -------------------------------------------------------------------------
    >>

    Diluted earnings per share decreased 89% or $5.24 to $0.62 for 2008 compared to $5.86 for 2007. Excluding the unusual items discussed previously in the "Unusual Items" section, diluted earnings per share decreased $4.10 from 2007 as a result of the decrease in net income (excluding unusual items) described above, partially offset by a decrease in the weighted average number of diluted shares outstanding.
    The decrease in the weight average number of diluted shares outstanding was primarily due to the repurchase and cancelation of our Class A Subordinate Voting Shares under the terms of our Substantial Issuer Bid, which was fully completed in 2007, as well as our ongoing NCIB and to a reduction in the number of diluted shares associated with debentures and stock options since such shares were anti-diluted in 2008, partially offset by Class A Subordinate Voting Shares issued in 2007 related to the arrangement with Russian Machines.

    Return on Funds Employed ("ROFE")(1)

    An important financial ratio that we use across all of our operations to measure return on investment is ROFE.
    ROFE for 2008 was 3.9%, a decrease from 16.6% for 2007. The unusual items discussed in the "Unusual Items" section above negatively impacted 2008 and 2007 ROFE by 3.9% and 0.2%, respectively.
    Excluding these unusual items, the 9.0% decrease in ROFE is due to a decrease in EBIT (excluding unusual items), as discussed above, combined with a $209 million increase in average funds employed for 2008 compared to 2007.

    <<
    The increase in our average funds employed was primarily as a result of:

    -   an increase in our average investment in working capital;
    -   acquisitions completed during 2008 including:
        - the acquisition from Ogihara which added approximately $51 million of average funds employed;
        - Plastech which added approximately $13 million of average funds employed; and
        - Technoplast which added approximately $12 million of average funds employed; and
    - an increase in our long-term investments due to the reclassification of ABCP as discussed in the "Cash Resources" section below.

    The factors contributing to the increase in our average funds employed were partially offset by weakening of the Canadian dollar and euro, each against the U.S. dollar.

    -------------------------------------------------------------------------
    (1) ROFE is defined as EBIT divided by the average funds employed for the period. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.


    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

    Cash Flow from Operations

                                                     2008      2007   Change
    -------------------------------------------------------------------------
    Net income                                   $     71  $    663
    Items not involving current cash flows          1,258     1,024
    -------------------------------------------------------------------------
                                                    1,329     1,687  $  (358)
    Changes in non-cash operating assets and
     liabilities                                     (275)      (94)
    -------------------------------------------------------------------------
    Cash provided from operating activities      $  1,054  $  1,593  $  (539)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Cash flow from operations before changes in non-cash operating assets and liabilities decreased $358 million to $1.3 billion for 2008 compared to $1.7 billion for 2007. The decrease in cash flow from operations was due to a $592 million decrease in net income (as discussed above) partially offset by a $234 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

    <<
                                                              2008      2007
    -------------------------------------------------------------------------
    Depreciation and amortization                         $    873  $    872
    Long-lived asset impairments                               283        56
    Valuation allowance established against future tax
     assets                                                    123       115
    Equity income                                              (19)      (11)
    Future income taxes and non-cash portion of current
     taxes                                                    (131)     (123)
    Reclassification of gain on net investment in foreign
     from accumulated other comprehensive income              (116)      (26)
    Amortization of employee wage buydown                       62         -
    Other non-cash charges                                     183       141
    -------------------------------------------------------------------------
    Items not involving current cash flows                $  1,258  $  1,024
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    The $8 million change in future income taxes and non-cash portion of current taxes is due to the income tax impact of the long-lived asset impairments and the resulting timing difference between tax and book values of net assets and reserves.
    Cash invested in non-cash operating assets and liabilities amounted to $275 million for 2008 compared to $94 million for 2007. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

    <<
                                                               2008     2007
    -------------------------------------------------------------------------

    Accounts receivable                                    $    826  $    36
    Inventories                                                (124)     (97)
    Prepaid expenses and other                                  (70)     (13)
    Accounts payable and other accrued liabilities             (649)     (65)
    Income taxes payable / receivable                          (232)      66
    Deferred revenue                                            (26)     (21)
    -------------------------------------------------------------------------
    Changes in non-cash operating assets and liabilities   $   (275) $   (94)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    The decrease in accounts receivable in 2008 was primarily due to a decrease in production receivables related to lower sales volumes in both North America and Europe compared to 2008, particularly during the fourth quarter of 2008. The decrease in accounts payable and other accrued liabilities was due to lower purchases related to lower volumes and the timing of payments to suppliers. The $298 million change in income taxes payable is attributable to the payment of accrued taxes for prior years and tax payments and investment tax credits for the current year.

    <<
    Capital and Investment Spending

                                                     2008      2007   Change
    -------------------------------------------------------------------------
    Fixed assets                                 $   (739) $  (741)
    Investments and other assets                     (231)    (190)
    -------------------------------------------------------------------------
    Fixed assets, investments and other assets
     additions                                       (970)    (931)
    Purchase of subsidiaries                         (158)     (46)
    Proceeds from disposition                          65      109
    -------------------------------------------------------------------------
    Cash used in investing activities            $ (1,063) $  (868) $   (195)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Fixed assets, investments and other assets additions

    In 2008, we invested $739 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2008 was for manufacturing equipment for programs that launched during 2008 or will be launching subsequent to 2008.
    In 2008, we invested $231 million in other assets related primarily to fully reimbursable planning, engineering and tooling costs for programs that will be launching during or subsequent to 2008, in particular at certain complete vehicle engineering and assembly facilities. The increase in investments and other assets for 2007, relates primarily to a $130 million investment in ABCP as discussed in the "Cash Resources" section below.

    <<
    Purchase of subsidiaries

    During 2008, we invested $158 million to purchase subsidiaries, including:

    - the acquisition of a facility from Ogihara America Corporation in Alabama that manufactures major exterior and structural welded assemblies for sales to various customers, including Mercedes-Benz;
    - a substantial portion of the exteriors business and related assets from Plastech, in a Chapter 11 sale out of bankruptcy. The acquired business supplies parts to various customers, including Chrysler, Ford and General Motors in the United States and Canada;
    - the acquisition of BluWav Systems LLC, a developer and supplier of electric and energy management systems for hybrid electric vehicles, plug-in hybrid vehicles and battery electric vehicles; and
    - the acquisition of Technoplast, a supplier of plastic exterior and interior components. Technoplast is located in Nizhny Novgorod, Russia and currently supplies the GAZ Group with components for several programs.
    >>

    During 2007, we acquired two facilities from Pressac Investments Limited ("Pressac") for total consideration of $52 million, consisting of $46 million paid in cash, net of cash acquired, and $6 million of assumed debt.

    Proceeds from disposition

    Proceeds from disposition in 2008 were $65 million which represent normal course fixed and other asset disposals.
    For 2007, proceeds from disposal reflect the proceeds received on the sale of property, as discussed previously in the "Unusual Items" section and normal course fixed and other asset disposals.

    <<
    Financing

                                                     2008      2007   Change
    -------------------------------------------------------------------------
    Repayments of debt                           $   (354) $   (79)
    Issues of debt                                    830       28
    Issues of Class A Subordinate Voting Shares         -    1,560
    Repurchase of Class A Subordinate Voting
     Shares                                          (247)  (1,310)
    Repurchase of Class B Shares                        -      (24)
    Cash dividends paid                              (140)    (131)
    -------------------------------------------------------------------------
    Cash provided from financing activities      $     89  $    44  $     45
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The repayments of debt in 2008 include the repayment of:

    - the fourth series of senior unsecured zero-coupon notes issued in connection with the NVG acquisition in January and the fifth and final series payment in December;
    -   senior unsecured notes;
    -   government debt in Europe.
    >>

    The repayments of debt in 2007 included the repayment in January of the third series of senior unsecured zero-coupon notes issued in connection with the NVG acquisition.
    The issues of debt in 2008, includes the drawdown in December on our term and operating lines of credit in response to the uncertainty related to the financial viability of some of our key customers in North America. Repayment of part of the lines of credit has been made in January 2009 as the situation facing some of our key customers became clearer.
    During the third quarter of 2007, we issued 20.0 million of our Class A Subordinate Voting Shares for cash proceeds of $1.531 billion (net of issue costs of $6 million) in connection with the Arrangement. We also purchased for cancellation approximately 11.9 million of our Class A Subordinate Voting Shares for an aggregate purchase price of $1.091 billion (including transaction costs of $2 million) and 217,400 of our Class B Shares for an aggregate purchase price of $24 million. Each of these transactions is discussed in more detail in the "Capital Transactions" section of our 2007 Annual Report to Shareholders.
    During 2007, we received cash proceeds of $29 million on the exercise of stock options for Class A Subordinate Voting Shares.
    During 2008, we repurchased approximately 3.5 million Class A Subordinate Voting Shares for an aggregate purchase price of $247 million under our normal course issuer bid.
    During the fourth quarter of 2007, we repurchased approximately 2.7 million Class A Subordinate Voting Shares for an aggregate purchase price of $219 million under our normal course issuer bid.
    Cash dividends paid per Class A Subordinate Voting or Class B Share were $1.26 for 2008 compared to $1.15 for 2007 and total cash dividends paid increased to $140 million for 2008 compared to $131 million for 2007. However, cash dividends paid per Class A Subordinate Voting or Class B Share was reduced to $0.18 in the fourth quarter of 2008.

    <<
    Financing Resources

    Capitalization

                                                    As at    As at
                                                 December December
                                                 31, 2008 31, 2007    Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                          $    909  $    89
      Long-term debt due within one year              157      374
      Long-term debt                                  143      337
    -------------------------------------------------------------------------
                                                    1,209      800
    Shareholders' equity                            7,363    8,642
    -------------------------------------------------------------------------
    Total capitalization                         $  8,572  $ 9,442  $   (870)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Total capitalization decreased by 9% or $0.9 billion to $8.6 billion at December 31, 2008 as compared to $9.4 billion at December 31, 2007. The decrease in capitalization was a result of decreases in shareholders' equity of $1.3 billion partially offset by a $0.4 billion increase in liabilities.
    The increase in liabilities is primarily as a result of the drawdown on our term and operating lines of credit partially offset by the repayment of the fourth and fifth series of our senior unsecured notes related to the NVG acquisition and the repayment of senior unsecured notes.

    <<
    The decrease in shareholders' equity was primarily as a result of:

    - a $765 million decrease in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the weakening of the Canadian dollar, euro, and British pound, each against the U.S. dollar between December 31, 2007 and December 31, 2008 and a $116 million gain that was realized in net income on the repatriation of funds from Europe;
    -   dividends paid during 2008;
    - the purchase for cancellation of Class A Subordinate Voting Shares in connection with the NCIB; and
    -   an increase in net unrealized losses on cash flow hedges.
    >>

    These factors were partially offset by net income earned during 2008 (as discussed above).

    Cash Resources

    During 2008, our cash resources decreased by $197 million to $2.8 billion as a result of the cash used in investing activities and the reduction of the reported US$ cash and cash equivalents as a result of the weakening of the Canadian dollar, euro and British pound, each against the U.S. dollar, partially offset by the cash provided from operating activities and financing activities, all as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.0 billion, of which $1.0 billion was unused and available.
    In addition, at December 31, 2008, we held Canadian third party asset-backed commercial paper ("ABCP") with a face value of Cdn$134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service ("DBRS"), which was the highest credit rating issued for commercial paper. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result we reclassified our ABCP to long-term investments from cash and cash equivalents.
    On January 16, 2009, a restructuring plan was finalized and new restructuring Notes (the "Notes") were issued in exchange for existing investments. The Notes issued include: (i) notes in a Master Trust (MAV2 - A Notes), which are rated A by DBRS with a face amount value of Cdn$102 million;
(ii) subordinate notes (MAV2 - B and C Notes) which are unrated with a face amount value of Cdn$9 million; and (iii) various tracking notes which were issued in exchange for assets deemed ineligible for inclusion in the Master Trust with a face amount value of Cdn$23 million. The criteria for eligibility into the Master Trust include credit quality and expected return of the assets, and arrangements with individual asset providers. The performance of the tracking notes is tied directly to actual performance of the specific assets.
    At December 31, 2008, the carrying value of this investment was Cdn$79 million (December 31, 2007 - Cdn$121 million), which was based on a valuation technique estimating the fair value from the perspective of a market participant. For the year ended December 31, 2008, we recorded a $41 million impairment charge. The impairment charge is comprised of:

    <<
    (a) MAV2 - A Notes: the return on these notes is expected to be below current market rates for instruments of comparable credit quality, term and structure, and accordingly, an impairment charge was recorded using a discounted cash flow analysis; and

    (b) MAV2 - B and C notes and tracking notes: a charge against potentially non-performing assets which was determined based on a probability weighted basis.
    >>

    During 2008, we recorded $5 million of interest income on these investments.

    Share Capital

    The following table presents the maximum number of shares that would be outstanding if all of the outstanding stock options and Subordinated Debentures issued and outstanding at February 23, 2009 were exercised or converted:

    <<
    Class A Subordinate Voting and Class B Shares                112,605,888
    Subordinated Debentures (i)                                    1,096,589
    Stock options (ii)                                             2,745,265
    -------------------------------------------------------------------------
                                                                 116,447,742
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

           The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

    (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.
    >>

    On November 3, 2008, the Toronto Stock Exchange ("TSX") accepted the our Notice of Intention to Make a Normal Course Issuer Bid ("NCIB") relating to the purchase for cancellation and/or for purposes of our long-term retention (restricted stock), restricted stock unit and similar programs, of up to 11 million Magna Class A Subordinate Voting Shares (the "Bid"), representing approximately 9.9% of the public float of such shares. The Bid commenced on November 12, 2008 and will terminate one year later. All purchases of Class A Subordinate Voting Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX and Rule 10b-18 under the U.S. Securities Exchange Act of 1934.
    Finally, OJSC Russian Machines' ("Russian Machines") participation in the arrangements it entered into with the Stronach Trust in connection with its September 2007 investment in Magna terminated on October 3, 2008. Among other things, Russian Machines no longer has any interest in the 20 million Class A Subordinate Voting Shares purchased in 2007 nor any interest in M Unicar Inc., the holding company formed to hold the Magna shares of the Stronach Trust,
    Russian Machines and certain members of Magna's management. We continue to have positive relations with Russian Machines and its affiliates, including the GAZ Group, which is Russia's second largest automobile manufacturer.

    <<
    Contractual Obligations and Off-Balance Sheet Financing

    At December 31, 2008, we had contractual obligations requiring annual payments as follows:

                                            2010-    2012-   There-
                                    2009     2011     2013    after    Total
    -------------------------------------------------------------------------
    Operating leases with:
      MI Developments Inc.
       ("MID")                   $   156  $   308  $   308  $   478  $ 1,250
      Third parties                  126      201      137      112      576
    Long-term debt                   157      106       12       25      300
    -------------------------------------------------------------------------
    Total contractual
     obligations                 $   439  $   615  $   457  $   615  $ 2,126
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    We had no unconditional purchase obligations other than those related to inventory, services, tooling and fixed assets in the ordinary course of business.
    Our off-balance sheet financing arrangements are limited to operating lease contracts.
    The majority of our facilities are subject to operating leases with MID or with third parties. Operating lease payments in 2008 for facilities leased from MID and third parties were $156 million and $88 million, respectively. Operating lease commitments in 2009 for facilities leased from MID and third parties are expected to be $156 million and $79 million, respectively. Our existing leases with MID generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).
    We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $52 million for 2008, and are expected to be $47 million in 2009.
    Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, or alternatively, we will incur capital expenditures to acquire equivalent capacity.
    Long-term receivables in other assets are reflected net of outstanding borrowings from a finance subsidiary of Saab for $16 million since we have a legal right of set-off of our long-term receivable from Saab against such borrowings, and we intend to settle the related amounts simultaneously.

    Foreign Currency Activities

    Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.
    Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations' material, equipment and labour are paid for principally in euros and British pounds.
    We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last for a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

    <<
    RELATED PARTIES
    -------------------------------------------------------------------------
    >>

    Mr. Frank Stronach and Ms. Belinda Stronach, Magna's Chairman and Executive Vice-Chairman, respectively, together with two other members of the Stronach family, are trustees and members of the class of potential beneficiaries of the Stronach Trust. The Stronach Trust indirectly holds shares which represent an 89% voting interest in M Unicar Inc., which controls Magna through the right to direct the votes attaching to 100% of Magna's Class B Shares and approximately 0.5% of Magna's Class A Subordinate Voting Shares. The Stronach Trust controls MID and therefore MEC, through the right to direct the votes attaching to 66% of MID's Class B Shares. Various land and buildings used in Magna's operations are leased from MID under operating lease agreements, which are effected on normal commercial terms. Lease expense included in the consolidated statements of income with respect to MID for the year ended December 31, 2008 and 2007 was $156 million and $159 million, respectively. Included in accounts payable are trade amounts owing to MID and its subsidiaries in the amount of $0.4 million.
    During the fourth quarter of 2007, we entered into an agreement to purchase 225 acres of real estate located in Austria from MEC for $29 million ((euro)20 million). The transaction closed during the first quarter of 2008 following the satisfaction of customary closing conditions, including obtaining all necessary regulatory approvals.
    We have agreements with affiliates of the Chairman of the Board for the provision of business development and consulting services. In addition, we have an agreement with the Chairman of the Board for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to the year ended December 31, 2008 and 2007 was $10 million and $40 million, respectively.
    During the year ended December 31, 2008, trusts, which exist to make orderly purchases of our shares for employees either for transfer to the Employee Equity and Profit Participation Program or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $35 million from us to facilitate the purchase of Class A Subordinate Voting Shares. At December 31, 2008, the trusts' indebtedness to us was $24 million.
    During the year ended December 31, 2007, we entered into agreements to provide planning, management and engineering services to companies under Basic Element's control. Sales to affiliates of Basic Element are typically under normal commercial terms. Sales included in the consolidated statements of income for the year ended December 31, 2008 (to October 3, 2008) with respect to affiliates of Basic Element were $29 million. We also formed a joint supply organization with a subsidiary of Basic Element.

    <<
    RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED DECEMBER 31, 2008
    -------------------------------------------------------------------------

    Sales

                                               For the three months
                                                  ended December 31,
                                              ----------------------
                                                     2008      2007   Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes (millions of
     units)
      North America                                 2.739    3.658     - 25%
      Europe                                        2.920    3.936     - 26%
    -------------------------------------------------------------------------
    Average Dollar Content Per Vehicle
      North America                              $    874  $   906     -  4%
      Europe                                     $    436  $   478     -  9%
    -------------------------------------------------------------------------
    Sales
      External Production
        North America                            $  2,393  $ 3,314     - 28%
        Europe                                      1,272    1,881     - 32%
        Rest of World                                 103      124     - 17%
      Complete Vehicle Assembly                       479      981     - 51%
      Tooling, Engineering and Other                  589      536     + 10%
    -------------------------------------------------------------------------
    Total Sales                                  $  4,836  $ 6,836     - 29%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    External Production Sales - North America

    External production sales in North America decreased 28% or $921 million to $2.4 billion for the fourth quarter of 2008 compared to $3.3 billion for the fourth quarter of 2007. This decrease in production sales reflects a 25% decrease in North American vehicle production volumes combined with a 4% decline in our North American average dollar content per vehicle. More importantly, during the fourth quarter of 2008 our largest customers in North America continued to reduce vehicle production volumes compared to the fourth quarter of 2008. While North American vehicle production volumes declined 25% in the fourth quarter of 2008 compared to the fourth quarter of 2007, Ford and Chrysler vehicle production declined 33% and 39%, respectively.
    Our average dollar content per vehicle declined by 4% or $32 to $874 for the fourth quarter of 2008 compared to $906 for the fourth quarter of 2007, primarily as a result of:

    <<
    - the impact of lower production and/or content on certain programs, including:
        -  GM's full-size pickups and SUVs;
        -  the Chevrolet Equinox and Pontiac Torrent;
        -  the Dodge Grand Caravan and Chrysler Town & Country;
        -  the Chrysler 300 and 300C, and Dodge Charger;
        -  the Ford Edge and Lincoln MKX;
        -  the Jeep Liberty;
        -  the Hummer H3;
        -  the Ford Explorer and Mercury Mountaineer; and
        -  the Jeep Wrangler and Wrangler Unlimited;
    - a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar;
    - programs that ended production during or subsequent to the fourth quarter of 2007, including the Chrysler Pacifica; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    - the launch of new programs during or subsequent to the fourth quarter of 2007, including:
        -  the Chevrolet Traverse;
        -  the Dodge Journey;
        -  the Volkswagen Routan;
        -  the Mazda 6;
        -  the Dodge Ram;
        -  the Ford Flex;
        -  the Chevrolet Malibu; and
        -  the Dodge Challenger;
    -   increased production and/or content on certain programs, including:
        -  the Chevrolet Cobalt and Pontiac Pursuit;
        -  the Chevrolet Impala;
        -  the Ford Fusion, Mercury Milan and Lincoln MKZ; and
        -  the Chevrolet HHR; and
    - acquisitions completed subsequent to the fourth quarter of 2007, including:
        -  a substantial portion of Plastech's exteriors business; and
        -  a facility from Ogihara.

    External Production Sales - Europe
    >>

    External production sales in Europe decreased 32% or $609 million to $1.3 billion for the fourth quarter of 2008 compared to $1.9 billion for the fourth quarter of 2007. This decrease in production sales reflects a 26% decrease in European vehicle production volumes combined with a 9% decline in our European average dollar content per vehicle.
    Our average dollar content per vehicle declined by 9% or $42 to $436 for the fourth quarter of 2008 compared to $478 for the fourth quarter of 2007, primarily as a result of:

    <<
    - a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar;
    - the impact of lower production and/or content on certain programs, including:
        -  the BMW X3;
        -  the Nissan Primastar, Renault Trafic and Opel Vivaro;
        -  the Ford Transit; and
        -  the Porsche 911;
    - the sale of certain facilities during or subsequent to the fourth quarter of 2007;
    - programs that ended production during or subsequent to the fourth quarter of 2007, including the Chrysler Voyager; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    - the launch of new programs during or subsequent to the fourth quarter of 2007, including;
        -  the Volkswagen Tiguan;
        -  the Audi Q5; and
        -  the Mercedes-Benz GLK; and
    -   increased production and/or content on certain programs, including:
        -  the Volkswagen Transporter; and
        -  the smart fortwo.

    External Production Sales - Rest of World

    External production sales in Rest of World decreased 17% or $21 million to $103 million for the fourth quarter of 2008 compared to $124 million for the fourth quarter of 2007. The decrease in production sales was primarily as a result of:

    - a decrease in reported U.S. dollar sales as a result of the weakening of the Korean Won, Brazilian real and South African rand each against the U.S. dollar; and
    - decreased production and/or content on certain programs in Korea and Brazil.

    These factors were partially offset by an increase in reported U.S. dollar sales as a result of the strengthening of the Chinese Renminbi against the U.S. dollar.

    Complete Vehicle Assembly Sales

                                               For the three months
                                                  ended December 31,
                                              ----------------------
                                                     2008      2007   Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales              $    479  $    981    - 51%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        BMW X3, Mercedes-Benz G-Class, and
         Saab 93 Convertible                       13,961    28,841    - 52%
      Value-Added:
        Jeep Grand Cherokee, Chrysler 300,
         Chrysler Voyager, and Jeep Commander       2,972    13,052    - 77%
    -------------------------------------------------------------------------
                                                   16,933    41,893    - 60%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Complete vehicle assembly sales decreased 51% or $502 million to $0.5 billion for the fourth quarter of 2008 compared to $1.0 billion for the fourth quarter of 2007 while assembly volumes decreased 60% or 24,960 units. The decrease in complete vehicle assembly sales is primarily as a result of:

    - a decrease in assembly volumes for the BMW X3, Saab 93 Convertible, Chrysler 300, Jeep Commander and Grand Cherokee;
    - a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar; and
    - the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007.
    >>

    These factors were partially offset by higher assembly volumes for the Mercedes-Benz G-Class.

    Tooling, Engineering and Other

    Tooling, engineering and other sales increased 10% or $53 million to $589 million for the fourth quarter of 2008 compared to $536 million for the fourth quarter of 2007.
    In the fourth quarter of 2008, the major programs for which we recorded tooling, engineering and other sales were:

    <<
    -   the MINI Cooper, Clubman and Crossman;
    -   the BMW Z4, X3 and 1-Series;
    -   GM's full-size pickups;
    -   the Cadillac SRX and Saab 9-4X;
    -   the Mercedes-Benz M-Class;
    -   the Porsche 911/Boxster;
    -   the Ford Fusion;
    -   the Dodge Charger and Chrysler 300; and
    -   the Chevrolet Camaro.

    In the fourth quarter of 2007, the major programs for which we recorded tooling, engineering and other sales were:

    -   the BMW Z4 and 1-Series;
    -   GM's full-size pickups;
    -   the Dodge Grand Caravan and Chrysler Town & Country;
    -   the Dodge Journey and Nitro programs;
    -   the smart fortwo;
    -   the Mercedes C-Class;
    -   the Jeep Liberty; and
    -   the Ford F-Series SuperDuty.

    In addition, tooling, engineering and other sales decreased in the fourth quarter of 2008 due to the weakening of the euro, British pound and Canadian dollar, each against the U.S. dollar.

    EBIT

                                                        For the three months
                                                           ended December 31,
                                                       ----------------------
                                                              2008      2007
    -------------------------------------------------------------------------
    North America                                         $    (91) $    115
    Europe                                                     (75)       59
    Rest of World                                                3         8
    Corporate and Other                                        (16)        -
    -------------------------------------------------------------------------
    Total EBIT                                            $   (179) $    182
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the fourth quarters of 2008 and 2007 were the following unusual items, which are discussed previously in the "Unusual Items" section.

                                                        For the three months
                                                           ended December 31,
                                                       ----------------------
                                                              2008      2007
    -------------------------------------------------------------------------
    North America
      Impairment charges                                  $    (12) $    (22)
      Restructuring charges                                    (80)      (17)
      Foreign currency gain                                      -        23
    -------------------------------------------------------------------------
                                                               (92)      (16)
    -------------------------------------------------------------------------
    Europe
      Impairment charges                                        (4)      (12)
    -------------------------------------------------------------------------
                                                                (4)      (12)
    Corporate and Other
      Foreign currency loss                                      -        (4)
    -------------------------------------------------------------------------
                                                          $    (96) $    (32)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    North America
    >>

    EBIT in North America decreased $206 million to a loss of $91 million for the fourth quarter of 2008 compared to earnings of $115 million for the fourth quarter of 2007. Excluding the North American unusual items discussed previously in the "Unusual Items" section, EBIT decreased $130 million, primarily due to decreased margins earned on reduced sales as a result of significantly lower production volumes, in particular on many high content programs. The remaining decrease in EBIT was primarily as a result of:

    <<
    - operational inefficiencies and other costs at certain facilities, in particular at certain exterior and powertrain systems facilities;
    -   increased commodity costs;
    - accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    -   lower affiliation fees paid to corporate;
    - the benefit of restructuring activities during or subsequent to the fourth quarter of 2007;
    -   productivity and efficiency improvements at certain facilities;
    -   lower employee profit sharing;
    -   lower incentive compensation; and
    - incremental margin earned from the acquisitions from Ogihara and Plastech.

    Europe
    >>

    EBIT in Europe decreased $134 million to a loss of $75 million for fourth quarter of 2008 compared to earnings of $59 million for the fourth quarter of 2007. Excluding the European unusual items discussed previously in the "Unusual Items" section, EBIT decreased by $142 million, primarily due to decreased margins earned on reduced sales as a result of significantly lower production volumes, including the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007. The remaining decrease in EBIT was primarily as a result of:

    <<
    -   operational inefficiencies and other costs at certain facilities;
    - favourable revaluation of warranty accruals in the fourth quarter of 2007;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    - net foreign exchange losses incurred during the fourth quarter of 2008 compared to net foreign exchange gains recorded in the fourth quarter of 2007; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    - operational improvements at certain facilities, in particular at certain interior systems facilities;
    -   lower employee profit sharing;
    -   lower affiliation fees paid to corporate;
    - the benefit of restructuring activities during or subsequent to the fourth quarter of 2007;
    -   lower incentive compensation; and
    - incremental margin earned on new programs that launched during or subsequent to the fourth quarter of 2007.

    Rest of World
    >>

    EBIT in the Rest of World decreased $5 million to a $3 million for the fourth quarter of 2008 compared to $8 million for the fourth quarter of 2007. EBIT decreased primarily as a result of lower margin earned on the decrease in production sales discussed above.
    These factors were partially offset by improved operating efficiencies at certain facilities, primarily in China.

    Corporate and Other

    Corporate and Other EBIT decreased $16 million to a loss of $16 million for the fourth quarter of 2008 compared to the fourth quarter of 2007. Excluding the Corporate and Other unusual items discussed previously in the "Unusual Items" section, EBIT decreased by $20 million, primarily as a result of:

    <<
    -   decreased in affiliation fees earned from our divisions;
    -   increased stock compensation costs related to restricted shares;
    -   cost associated with electric vehicle development; and
    -   increased consulting costs.

    These factors were partially offset by:

    -   decreased in executive compensation costs;
    -   a lower ABCP write-down; and
    -   decreased marketing costs.

    FUTURE CHANGES IN ACCOUNTING POLICIES
    -------------------------------------------------------------------------
    >>

    Conversion to International Financial Reporting Standards in Fiscal 2011

    In February 2008, the Accounting Standards Board ("AcSB") confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards ("IFRS"). IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date.
    These new standards will be effective for Magna for the interim and annual financial statements beginning on January 1, 2011, with retrospective presentation of the comparative 2010 results.
    We are currently in the planning phase of the conversion. This includes identifying the differences between existing Canadian GAAP and IFRS, identifying potential business impacts, developing the project plan, assessing resource requirements and providing training to staff. A detailed analysis of the differences between IFRS and our accounting policies as well as an assessment of the impact of various alternatives are in progress. Changes in accounting policies are likely and may materially impact our consolidated financial statements.
    Over the next two years, we will assess the implications of converting to IFRS, estimate the impact, implement the changes and perform work to ensure the accuracy of opening balances. It is currently not possible to fully determine the impact to the consolidated financial statements and any potential business impacts, as accounting standards and related interpretations continue to change.

    <<
    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------

    From time to time, we may be contingently liable for litigation and other claims.
    Refer to note 24 of our 2007 audited consolidated financial statements, which describes these claims. In October 2008, we settled the C-MAC Invotronics Inc. litigation with no material impact in the year.

    CONTROLS AND PROCEDURES
    -------------------------------------------------------------------------

    There have been no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

    FORWARD-LOOKING STATEMENTS
    -------------------------------------------------------------------------
    >>

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, including, without limitation: the potential for an extended global recession, including its impact on our liquidity; declining production volumes and sales levels; the impact of government financial intervention in the automotive industry; restructuring of the global automotive industry and the risk of the bankruptcy of one of our customers; the financial distress of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; restructuring and/or downsizing costs related to the rationalization of some of our operations; impairment charges; shifts in technology; our ability to successfully grow our sales to non-traditional customers; a reduction in the production volumes of certain vehicles, such as certain light trucks; our dependence on outsourcing by our customers; risks of conducting business in foreign countries, including Russia, India and China; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; the termination or non-renewal by our customers of any material contracts; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; our ability to offset price concessions demanded by our customers; the continued exertion of pricing pressures by our customers; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.


    <<
    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME (Unaudited)
    (U.S. dollars in millions, except per share figures)

                                    Three months ended       Year ended
                                       December 31,          December 31,
                                   --------------------  --------------------
                              Note     2008       2007       2008       2007
    -------------------------------------------------------------------------

    Sales                          $  4,836   $  6,836   $ 23,704   $ 26,067
    -------------------------------------------------------------------------
    Costs and expenses
      Cost of goods sold              4,447      5,981     20,982     22,599
      Depreciation and
       amortization                     209        239        873        872
      Selling, general and
       administrative         9,12      343        403      1,319      1,461
      Interest income, net              (14)       (21)       (62)       (62)
      Equity income                       -         (3)       (19)       (11)
      Impairment charges         2       16         34        283         56
    -------------------------------------------------------------------------
    Income (loss) from
     operations before
     income taxes                      (165)       203        328      1,152
    Income taxes                 8      (17)       175        257        489
    -------------------------------------------------------------------------
    Net (loss) income                  (148)        28         71        663
    Other comprehensive
     (loss) income:             12
      Net realized and
       unrealized (losses)
       gains on translation
       of net investment in
       foreign operations              (587)       118       (881)       727
      Repurchase of shares      10        -        (25)       (32)      (181)
      Net unrealized losses
       on cash flow hedges              (96)        (2)      (102)        (8)
      Reclassifications of
       net losses (gains)
       on cash flow hedges
       to net income (loss)               2         (2)        (1)         1
    -------------------------------------------------------------------------
    Comprehensive (loss)
     income                        $   (829)  $    117   $   (945)  $  1,202
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings (loss) per
     Class A Subordinate
     Voting or Class B Share:
      Basic                        $  (1.33)  $   0.24   $   0.63   $   5.95
      Diluted                      $  (1.33)  $   0.24   $   0.62   $   5.86
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per
     Class A Subordinate
     Voting or Class B Share       $   0.18   $   0.36   $   1.26   $   1.15
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of Class A
     Subordinate Voting and
     Class B Shares
     outstanding during the
     period (in millions):
      Basic                           111.6      117.1      112.8      111.4
      Diluted                         111.6      118.4      113.9      114.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (U.S. dollars in millions)

                                    Three months ended       Year ended
                                       December 31,          December 31,
                                   --------------------  --------------------
                             Note      2008       2007       2008       2007
    -------------------------------------------------------------------------

    Retained earnings,
     beginning of period           $  3,525   $  3,640   $  3,526   $  3,773
    Net (loss) income                  (148)        28         71        663
    Dividends on Class A
     Subordinate Voting
     and Class B Shares                 (20)       (42)      (142)      (131)
    Repurchase of Class A
     Subordinate Voting
     Shares                    10         -       (100)       (98)      (755)
    Repurchase of Class B
     Shares                    10         -          -          -        (24)
    -------------------------------------------------------------------------
    Retained earnings, end
     of period                     $  3,357   $  3,526   $  3,357   $  3,526
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)

                                    Three months ended       Year ended
                                       December 31,          December 31,
                                   --------------------  --------------------
                             Note      2008       2007       2008       2007
    -------------------------------------------------------------------------

    Cash provided from
     (used for):

    OPERATING ACTIVITIES
    Net (loss) income              $   (148) $      28   $     71   $    663
    Items not involving
     current cash flows                 267        401      1,258      1,024
    -------------------------------------------------------------------------
                                        119        429      1,329      1,687
    Changes in non-cash
     operating assets and
     liabilities                        257        400       (275)       (94)
    -------------------------------------------------------------------------
    Cash provided from
     operating activities               376        829      1,054      1,593
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions              (274)      (305)      (739)      (741)
    Purchase of subsidiaries    4       (49)         -       (158)       (46)
    Increase in investments
     and other assets           5       (35)       (15)      (231)      (190)
    Proceeds from disposition             9          6         65        109
    -------------------------------------------------------------------------
    Cash used for investment
     activities                        (349)      (314)    (1,063)      (868)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Repayments of debt                 (258)       (18)      (354)       (79)
    Issues of debt                      832          1        830         28
    Issues of Class A
     Subordinate Voting
     Shares                    10         -          -          -      1,560
    Repurchase of Class A
     Subordinate Voting
     Shares                    10         -       (219)      (247)    (1,310)
    Repurchase of Class B
     Shares                    10         -          -          -        (24)
    Dividends                           (19)       (42)      (140)      (131)
    -------------------------------------------------------------------------
    Cash provided from (used
     for) financing activities          555       (278)        89         44
    -------------------------------------------------------------------------

    Effect of exchange rate
     changes on cash and
     cash equivalents                  (222)        65       (277)       300
    -------------------------------------------------------------------------

    Net increase (decrease) in
     cash and cash equivalents
     during the period                  360        302       (197)     1,069
    Cash and cash equivalents,
     beginning of period              2,397      2,652      2,954      1,885
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                 $  2,757   $  2,954   $  2,757   $  2,954
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)
                                                         As at         As at
                                                   December 31,  December 31,
                                            Note          2008          2007
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                       $    2,757    $    2,954
    Accounts receivable                                  2,821         3,981
    Inventories                                          1,647         1,681
    Income taxes receivable                    8            11             -
    Prepaid expenses and other                             115           154
    -------------------------------------------------------------------------
                                                         7,351         8,770
    -------------------------------------------------------------------------
    Investments                                3           194           280
    Fixed assets, net                          2         3,701         4,307
    Goodwill                                   4         1,160         1,237
    Future tax assets                          8           182           280
    Other assets                               5           601           469
    -------------------------------------------------------------------------
                                                    $   13,189    $   15,343
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                               $      909    $       89
    Accounts payable                                     2,744         3,492
    Accrued salaries and wages                             448           544
    Other accrued liabilities                  6           835           911
    Income taxes payable                       8             -           248
    Long-term debt due within one year                     157           374
    -------------------------------------------------------------------------
                                                         5,093         5,658
    -------------------------------------------------------------------------
    Deferred revenue                                        31            60
    Long-term debt                                         143           337
    Other long-term liabilities                7           423           394
    Future tax liabilities                     8           136           252
    -------------------------------------------------------------------------
                                                         5,826         6,701
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                             10
      Class A Subordinate Voting Shares
       (issued: 111,879,059;
       December 31, 2007 - 115,344,184)                  3,605         3,708
      Class B Shares
       (convertible into Class A
       Subordinate Voting Shares)
       (issued: 726,829)                                     -             -
    Contributed surplus                       11            67            58
    Retained earnings                                    3,357         3,526
    Accumulated other comprehensive income    12           334         1,350
    -------------------------------------------------------------------------
                                                         7,363         8,642
    -------------------------------------------------------------------------
                                                    $   13,189    $   15,343
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes required in the preparation of annual financial statements and therefore should be read in conjunction with the December 31, 2007 audited consolidated financial statements and notes included in the Company's 2007 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2007 annual consolidated financial statements, except the Company prospectively adopted the new Canadian Institute of Chartered Accountants Handbook Section 3031, "Inventories", with no restatement of prior periods. The adoption of these recommendations had no material impact on the interim consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2008 and the results of operations and cash flows for the three-months and years ended December 31, 2008 and 2007.

    2.  GOODWILL AND LONG-LIVED ASSETS

        In conjunction with its annual business planning cycle, the Company completed its goodwill impairment analysis. No goodwill impairment charge was recorded during 2008 or 2007. However, the Company determined that goodwill could potentially be impaired at its Powertrain North America reporting unit. Therefore, as required by GAAP, the Company made a reasonable estimate of the goodwill impairment by determining the implied fair value of goodwill in the same manner as if it had acquired the reporting unit as at year end. The Company's best estimate is that goodwill is not impaired; however, any adjustment to the estimated impairment charge based on finalization of the impairment analysis will be recorded during 2009.

        Due to the judgment involved in determining the fair value of the reporting unit's assets and liabilities, the final amount of the goodwill impairment charge, if any, could differ from those estimated.

        Furthermore, in association with the Company's annual goodwill impairment analysis and consideration of other indicators of impairment assets at certain operations, the Company recorded long-lived impairment charges as follows:

                                    Three months ended       Year ended
                                       December 31,          December 31,
                                  --------------------- ---------------------
                                       2008       2007       2008       2007
        ---------------------------------------------------------------------

        North America              $     12   $     22   $    275   $     44
        Europe                            4         12          8         12
        ---------------------------------------------------------------------
        Total year to date
         impairment charges        $     16   $     34   $    283   $     56
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Historically, the Company completed annual goodwill and long-lived asset impairment analyses in the fourth quarter of each year. However, as a result of the significant and accelerated declines in vehicle production volumes primarily in North America, the Company reviewed goodwill and long-lived assets for impairment during the third quarter of 2008. Due to further declines in vehicle production volumes during the fourth quarter of 2008, the Company once again completed its goodwill and long-lived asset impairment analyses.

        North America

        Based on these analyses described above, during 2008 the Company recorded long-lived asset impairment charges of $275 million
        ($238 million after tax), related primarily to its powertrain and interior and exterior systems operations in the United States and Canada. At the Company's powertrain operations, particularly at a facility in Syracuse, New York, asset impairment charges of $189 million ($169 million after tax) were recorded primarily as a result of the following factors:

           - a dramatic market shift away from truck programs, in particular four wheel drive pick-up trucks and SUVs;
           -  excess die-casting, machining and assembly capacity; and
           - historical losses that are projected to continue throughout our business planning period.

        At its interiors and exteriors operations, the Company recorded $74 million ($61 million after tax) of asset impairment charges primarily as a result of the following factors:

           - significantly lower volumes on certain pick-up truck and SUV programs;
           -  the loss of certain replacement business;
           - capacity utilization that is not sufficient to support the current overhead structure; and
           - historical losses that are projected to continue throughout our business planning period.

        Additionally, in North America the Company recorded asset impairment charges of $12 million ($8 million after tax) related to dedicated assets at a chassis systems facility in Canada and a seating systems facility in the United States.

        During 2007, the Company recorded asset impairments of $44 million ($28 million after tax) related to an interiors systems facility in the United States and certain powertrain facilities in the United States and Canada. The asset impairments were recorded as a result of: (i) ceasing operations and/or use of certain assets at two powertrain facilities; and (ii) losses that were projected to be incurred throughout the business planning period based on existing and projected sales levels.

        Europe

        During 2008, the Company recorded an $8 million ($8 million after tax) asset impairment related to specific assets at an interior systems facility in the United Kingdom and specific assets at a powertrain facility in Austria.

        During 2007, the Company recorded asset impairments of $12 million ($12 million after tax) relating to certain assets and facilities in Germany, Austria, Spain and the Czech Republic due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects.

    3.  INVESTMENTS

        At December 31, 2008, the Company held Canadian third party asset-backed commercial paper ("ABCP") with a face value of Cdn$134 million. When acquired, these investments were rated R1
        (High) by Dominion Bond Rating Service ("DBRS"), which was the highest credit rating issued for commercial paper. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result the Company reclassified its ABCP to long-term investments from cash and cash equivalents.

        On January 16, 2009, a restructuring plan was finalized and new restructuring Notes (the "Notes") were issued in exchange for existing investments. The Notes issued include: (i) notes in a Master Trust (MAV2 - A Notes), which are rated A by DBRS with a face amount value of Cdn$102 million; (ii) subordinate notes (MAV2 - B and C Notes) which are unrated with a face amount value of Cdn$9 million; and (iii) various tracking notes which were issued in exchange for assets deemed ineligible for inclusion in the Master Trust with a face amount value of Cdn$23 million. The criteria for eligibility into the Master Trust include credit quality of the assets, expected performance, and arrangements with individual asset providers. The performance of the tracking notes is tied directly to actual performance of the specific assets.

        At December 31, 2008, the carrying value of this investment was Cdn$79 million (December 31, 2007 - Cdn$121 million), which was based on a valuation technique estimating the fair value from the perspective of a market participant. For the year ended December 31, 2008, the Company recorded a $41 million impairment charge (Q3 -
        $24 million; Q1 - $17 million). The impairment charge is comprised of:

        (a) MAV2 - A Notes: the return on these notes is expected to be below current market rates for instruments of comparable credit quality, term and structure, and accordingly, an impairment charge was recorded using a discounted cash flow analysis; and

        (b) MAV2 - B and C notes and tracking notes: a charge against potentially non-performing assets which was determined based on a probability weighted basis.

        During 2008, the Company recorded $5 million of interest income on these investments.

    4.  ACQUISITIONS

        On May 30, 2008, Magna acquired a facility from Ogihara America Corporation. The facility in Birmingham, Alabama manufactures major exterior and structural welded assemblies for sales to various customers, including Mercedes-Benz.

        On June 16, 2008, Magna was the successful bidder to acquire a substantial portion of the exteriors business and related assets from Plastech Engineered Product Inc., in a Chapter 11 sale out of bankruptcy. The acquired business supplies parts to various customers, including Chrysler, Ford and General Motors in the United States and Canada.

        On October 3, 2008, Magna acquired BluWav Systems LLC, a developer and supplier of electric and energy management systems for hybrid electric vehicles, plug-in hybrid vehicles and battery electric vehicles. BlueWav is located in Rochester Hills, Michigan.

        On October 31, 2008, Magna acquired Technoplast, a supplier of plastic exterior and interior components. The company is located in Nizhny Novgorod, Russia and currently supplies the GAZ Group with components for several programs.

        The total consideration for these and certain other acquisitions was $177 million, consisting of $158 million paid in cash and $19 million of assumed debt. The excess purchase price over the book value of assets acquired and liabilities assumed was $77 million.

        The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to fixed assets, goodwill, and intangible assets.

    5.  OTHER ASSETS

        Other assets consist of:
                                                          2008          2007
        ---------------------------------------------------------------------

        Long-term receivables(a)                     $      67     $     128
        Preproduction costs related to long-term
         supply agreements with contractual
         guarantee for reimbursement                       230            94
        Patents and licences, net                           54            67
        Employee wage buydown, net                          52             -
        Other, net                                         198           180
        ---------------------------------------------------------------------
                                                     $     601     $     469
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (a) Long-term receivables are reflected net of outstanding borrowings from a finance subsidiary of SAAB for $16 million (2007 -
            $37 million) since the Company has a legal right of set-off of its long-term receivable from SAAB payable to the Company against such borrowings and intends to settle the related amounts simultaneously.


    6.  WARRANTY

        The following is a continuity of the Company's warranty accruals:

                                                          2008          2007
        ---------------------------------------------------------------------

        Balance, beginning of period                 $     103     $      94
        Expense, net                                        10             3
        Settlements                                        (11)           (6)
        Acquisition                                          -             1
        Foreign exchange and other                           3             1
        ---------------------------------------------------------------------
        Balance, March 31,                                 105            93
        (Income) expense, net                              (17)            8
        Settlements                                          4            (7)
        Foreign exchange and other                           1             9
        ---------------------------------------------------------------------
        Balance, June 30,                                   93           103
        (Income) expense, net                               (1)            6
        Settlements                                         (5)           (5)
        Foreign exchange and other                          (6)            6
        ---------------------------------------------------------------------
        Balance, September 30,                              81           110
        Expense, net                                         6             2
        Settlements                                        (11)          (14)
        Foreign exchange and other                          (1)            5
        ---------------------------------------------------------------------
        Balance, December 31,                        $      75     $     103
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    7.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                    Three months ended       Year ended
                                       December 31,          December 31,
                                  --------------------- ---------------------
                                       2008       2007       2008       2007
        ---------------------------------------------------------------------

        Defined benefit pension
         plans and other           $      4   $      7   $     13   $     22
        Termination and long
         service arrangements             8         12         27         28
        Retirement medical
         benefits plan                   (3)         6          8         15
        ---------------------------------------------------------------------
                                   $      9   $     25   $     48   $     65
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    8.  INCOME TAXES

        For the year ended December 31, 2008, the Company recorded a $123 million charge to establish valuation allowances against all future tax assets in the United States.

        Accounting standards require that the Company assess whether valuation allowances should be established against future income tax assets based on the consideration of all available evidence using a "more likely than not" standard. The factors used to assess the likelihood of realization are its forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. The valuation allowances were required in the United States based on:

           - historical consolidated losses at the Company's U.S. operations that are expected to continue in the near-term;
           - the accelerated deterioration of near-term automotive market conditions in the United States; and
           - significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets.

        During the fourth quarter of 2007, in conjunction with the Company's annual goodwill and long-lived asset impairment analyses, the Company recorded a $115 million charge to establish valuation allowances against certain of its future tax assets in the United States. In addition, during 2007, the Company recorded a $53 million charge to future income tax expense as a result of an alternative minimum tax introduced in Mexico, offset in part by a $5 million future income tax recovery related to a reduction in future income tax.

    9.  STOCK-BASED COMPENSATION

        (a) Incentive Stock Option Plan

            The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):

                               2008                          2007
                  ----------------------------- -----------------------------
                  Options outstanding           Options outstanding
                  -------------------           -------------------
                                     Number of                     Number of
                     Number            options     Number            options
                         of  Exercise  exercis-        of  Exercise  exercis-
                    options   price(i)    able    options   price(i)    able
    -------------------------------------------------------------------------
    Beginning of
     period       2,942,203   82.66  2,912,877  4,087,249   77.45  3,811,336
    Granted           5,000   74.50          -          -       -          -
    Exercised        (1,230)  55.00     (1,230)   (74,082)  63.21    (74,082)
    Cancelled       (10,000)  97.47    (10,000)    (7,306)  73.64     (4,400)
    Vested                -       -     10,326          -       -     55,443
    -------------------------------------------------------------------------
    March 31      2,935,973   82.61  2,911,973  4,005,861   77.72  3,788,297
    Granted               -       -          -     40,000   88.87          -
    Exercised          (383)  55.00       (383)  (590,008)  64.08   (590,008)
    Cancelled             -       -          -   (366,686)  69.78   (361,641)
    Vested                -       -      1,000          -       -     29,000
    -------------------------------------------------------------------------
    June 30       2,935,590   82.62  2,912,590  3,089,167   81.41  2,865,648
    Granted               -       -          -     15,000   95.96          -
    Exercised             -       -          -   (157,844)  59.99   (157,844)
    Cancelled          (880)  71.71       (880)      (880)  71.71          -
    Vested                -       -      3,000          -       -      3,880
    -------------------------------------------------------------------------
    September 30  2,934,710   82.62  2,914,710  2,945,443   82.64  2,711,684
    Granted           5,000   35.75          -          -       -          -
    Exercised             -       -          -     (3,240)  58.27     (3,240)
    Cancelled      (193,565)  90.08   (193,565)         -       -          -
    Vested                -       -      3,000          -       -    204,433
    -------------------------------------------------------------------------
    December 31   2,746,145   82.01  2,724,145  2,942,203   82.66  2,912,877
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

            The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                    Three months ended       Year ended
                                       December 31,          December 31,
                                  --------------------- ---------------------
                                       2008       2007       2008       2007
            -----------------------------------------------------------------
            Risk free interest rate   1.85%          -      2.71%      4.33%
            Expected dividend yield   2.01%          -      2.02%      1.14%
            Expected volatility         31%          -        27%        22%
            Expected time until
             exercise               4 Years          -    4 years    4 years
            -----------------------------------------------------------------

            Weighted average fair
             value of options
             granted or modified
             in period (Cdn$)      $   7.87   $      -   $  10.76   $  19.50
            -----------------------------------------------------------------

            Compensation expense
             recorded in selling,
             general and
             administrative
             expenses              $      -   $      2   $      -   $      4
            -----------------------------------------------------------------

        (b) Long-term retention program

            Information about the Company's long-term retention program is as follows:

                                                   December 31,  December 31,
                                                          2008          2007
            -----------------------------------------------------------------

            Class A Subordinate Voting Shares
             awarded and not released                  780,609       893,541
            -----------------------------------------------------------------

            Reduction in stated value of Class A
             Subordinate Voting Shares               $      51     $      55
            -----------------------------------------------------------------

            Unamortized compensation expense
             recorded as a reduction of
             shareholders' equity                    $      36     $      36
            -----------------------------------------------------------------

            Compensation expense recorded in selling, general and administrative expenses during the three-month period and year ended December 31, 2008 was $6 million (2007 - $2 million), and $12 million (2007 - $17 million), respectively.

    10. CAPITAL STOCK

        (a) Changes in the Class A Subordinate Voting Shares for the three-month period and year ended December 31, 2008 consist of the following (numbers of shares in the following table are expressed in whole numbers):

                                                       Subordinate Voting
                                                   --------------------------
                                                     Number of        Stated
                                                        shares         value
            -----------------------------------------------------------------
            Issued and outstanding at
             December 31, 2007                     115,344,184     $   3,708
            Repurchase and cancellation(b)          (1,555,900)          (51)
            Issued under the Incentive Stock
             Option Plan                                 1,230             -
            Issued under the Dividend
             Reinvestment Plan                           2,477             -
            Release of restricted stock                      -             4
            Repurchase(b)                                    -            (2)
            -----------------------------------------------------------------
            Issued and outstanding at
             March 31, 2008                        113,791,991         3,659
            Repurchase and cancellation(b)          (1,938,830)          (63)
            Issued under the Incentive
             Stock Option Plan                             383             -
            Issued under the Dividend
             Reinvestment Plan                           6,689             1
            -----------------------------------------------------------------
            Issued and outstanding at
             June 30, 2008                         111,860,233         3,597
            Issued under the Dividend
             Reinvestment Plan                          10,955             -
            -----------------------------------------------------------------
            Issued and outstanding at
             September 30, 2008                    111,871,188         3,597
            Issued under the Dividend
             Reinvestment Plan                           7,871             1
            Release of restricted stock                      -             6
            Issued to settle restricted stock
             unit program(b)                                 -             5
            Repurchase                                       -            (4)
            -----------------------------------------------------------------
            Issued and outstanding at
             December 31, 2008                     111,879,059     $   3,605
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) On November 3, 2008, the Toronto Stock Exchange ("TSX") accepted the Company's Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation and/or for purposes of the Company's long-term retention (restricted stock), restricted stock unit ("RSU") and similar programs, of up to 11,000,000 Magna Class A Subordinate Voting Shares of the Company (the "Bid"), representing approximately 9.9% of the public float of such shares. The Bid commenced on November 12, 2008, following the expiry of its prior bid on November 11, 2008, and will terminate one year later. All purchases of Class A Subordinate Voting Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX and Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

            During the year, the Company purchased for cancellation
            3.5 million Magna Class A Subordinate Voting Shares under a normal course issuer bid for cash consideration of $245 million. The excess of the cash paid over the book value of the Class A Subordinate Voting Shares repurchased of $98 million was charged to retained earnings.

            During the three months ended March 31, 2008, the Company also purchased 30,188 Magna Class A Subordinate Voting Shares for aggregate cash consideration of $2 million. These shares are being held in trust for purposes of the Company's restricted stock unit program and are reflected as a reduction in the stated value of the Company's Class A Subordinate Voting Shares. During the three months ended December 31, 2008, the Company issued 49,604 Magna Class A Subordinate Voting Shares from the trust to settle amounts owing under the Company's restricted stock unit program.

        (c) The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 23, 2009 were exercised or converted:

            Class A Subordinate Voting and Class B Shares        112,605,888
            Subordinated Debentures(i)                             1,096,589
            Stock options(ii)                                      2,745,265
            -----------------------------------------------------------------
                                                                 116,447,742
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares. All or part of the 6.5% Convertible Subordinate Debentures are currently redeemable at the Company's option.

                 The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

            (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.


    11. CONTRIBUTED SURPLUS

        Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares, the accumulated restricted stock compensation expense and the value of the holders' conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:

                                                          2008          2007
        ---------------------------------------------------------------------
        Stock-based compensation
          Balance, beginning of period               $      55     $      62
          Stock-based compensation expense                   2             2
          Exercise of options                                -            (1)
          Release of restricted stock                       (4)           (3)
        ---------------------------------------------------------------------
          Balance, March 31,                                53            60
          Stock-based compensation expense                   2            14
          Exercise of options                                -            (3)
          Exercise of stock appreciation rights              -           (11)
          Release of restricted stock                        -            (6)
        ---------------------------------------------------------------------
          Balance, June 30,                                 55            54
          Stock-based compensation expense                   1             2
          Release of restricted stock                        -            (1)
        ---------------------------------------------------------------------
          Balance, September 30,                            56            55
          Stock-based compensation expense                  14             -
          Exercise of options                                -             -
          Release of restricted stock                       (6)            -
        ---------------------------------------------------------------------
          Balance, December 31,                             64            55
        Holders' conversion option                           3             3
        ---------------------------------------------------------------------
                                                     $      67     $      58
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    12. ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following is a continuity schedule of accumulated other comprehensive income:

                                    Three months ended       Year ended
                                       December 31,          December 31,
                                  --------------------- ---------------------
                                       2008       2007       2008       2007
        ---------------------------------------------------------------------
        Accumulated net unrealized
         gains on translation of
         net investment in foreign
         operations
          Balance, beginning of
           period                  $  1,034   $  1,267   $  1,360   $    814
          Net unrealized (losses)
           gains on translation of
           net investment in
           foreign operations          (587)       137       (765)       753
          Reclassification of gain
           on translation of net
           investment in foreign
           operations to net
           income (loss)(i)               -        (19)      (116)       (26)
          Repurchase of shares
           (note 10)                      -        (25)       (32)      (181)
        ---------------------------------------------------------------------
          Balance, end of period        447      1,360        447      1,360
        ---------------------------------------------------------------------

        Accumulated net unrealized
         loss on cash flow hedges(ii)
          Balance, beginning of
           period                       (19)        (6)       (10)         -
          Net unrealized losses on
           cash flow hedges             (96)        (2)      (102)        (8)
          Reclassifications of net
           losses (gains) on cash
           flow hedges to net
           income (loss)                  2         (2)        (1)         1
          Adjustment for change in
           accounting policy              -          -          -         (3)
        ---------------------------------------------------------------------
          Balance, end of period       (113)       (10)      (113)       (10)
        ---------------------------------------------------------------------
        Total accumulated other
         comprehensive income      $    334   $  1,350   $    334   $  1,350
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (i) In the normal course of business, the Company reviews its cash investment strategies, including where such funds are invested. As a result of these reviews, the Company repatriated funds from Europe and as a result recorded foreign currency gains in selling, general and administrative expenses of $116 million (2007 - $26 million).

        (ii) The amount of income tax benefit (expense) that has been netted in the amounts above is as follows:

                                    Three months ended       Year ended
                                       December 31,          December 31,
                                  --------------------- ---------------------
                                       2008       2007       2008       2007
             ----------------------------------------------------------------
             Balance, beginning
              of period            $      8   $      2   $      4   $      -
             Net unrealized losses
              on cash flow hedges        40          1         42          3
             Reclassifications of
              net losses (gains) on
              cash flow hedges to
              net income (loss)           -          1          2          -
             Adjustment for change
              in accounting policy        -          -          -          1
             ----------------------------------------------------------------
             Balance, end of
              period               $     48   $      4   $     48   $      4
             ----------------------------------------------------------------

        The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $90 million (net of income tax benefit of $27 million).

    13. CAPITAL DISCLOSURES

        The Company manages capital in order to ensure it has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, purchase shares for cancellation or increase or decrease the amount of debt outstanding.

        The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and long-term debt as shown in the balance sheet. Total capitalization includes debt and all components of shareholders' equity.

        The Company's capitalization and debt to total capitalization is as follows:

                                                   December 31,  December 31,
                                                          2008          2007
        ---------------------------------------------------------------------
        Liabilities
          Bank indebtedness                          $     909     $      89
          Long-term debt due within one year               157           374
          Long-term debt                                   143           337
        ---------------------------------------------------------------------
                                                         1,209           800
        Shareholders' equity                             7,363         8,642
        ---------------------------------------------------------------------
        Total capitalization                         $   8,572     $   9,442
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Debt to total capitalization                     14.1%          8.5%
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    14. FINANCIAL INSTRUMENTS

        (a) The Company's financial assets and financial liabilities consist of the following:

                                                   December 31,  December 31,
                                                          2008          2007
            -----------------------------------------------------------------

            Held for trading
              Cash and cash equivalents              $   2,757     $   2,954
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Held to maturity investments
              Investment in ABCP                     $      64     $     121
              Severance investments                          9            10
            -----------------------------------------------------------------
                                                     $      73     $     131
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Loans and Receivables
              Accounts receivable                    $   2,821     $   3,981
              Long-term receivables included in
               other assets                                 67           128
              Income taxes receivable                       11             -
            -----------------------------------------------------------------
                                                     $   2,899     $   4,109
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Other financial liabilities
              Bank indebtedness                      $     909     $      89
              Long-term debt (including portion
               due within one year)                        300           711
              Accounts payable                           2,744         3,492
              Accrued salaries and wages                   448           544
              Other accrued liabilities                    835           911
              Income taxes payable                           -           248
            -----------------------------------------------------------------
                                                     $   5,236     $   5,995
            -----------------------------------------------------------------
            -----------------------------------------------------------------


        (b) Fair value

            The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

            Cash and cash equivalents, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes receivable.

            Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

            Investments

            Fair value information is not readily determinable for the Company's investment in ABCP. At December 31, 2008, the Company recorded its investment in ABCP at its estimated fair value (note 3).

            Term debt

            The Company's term debt includes $157 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value. The fair value of the Company's long-term debt, based on current rates for debt with similar terms and maturities, is not materially different from its carrying value.

        (c) Credit risk

            The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

            The Company's held to maturity investments includes an investment in ABCP (note 3). Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing of cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

            Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

            The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

            In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks. However, in North America, sales to the Company's three largest customers (the "Detroit 3") represented 44% of the Company's total sales. The Detroit 3 are rated as below investment grade by credit rating agencies and General Motors and Chrysler are currently receiving funding from the United States government in order to remain solvent. The inability of these customers to satisfy their financial obligations to the Company and the potential for these customers to seek protection from their creditors represent material credit risks to the Company.

            For the three months ended December 31, 2008, sales to the Company's five largest customers (including the Detroit 3) represented 75% of our total sales, and substantially all of our sales are to customers in which the Company has ongoing contractual relationships. Due to the nature of these business relationships and the level of integration the Company has with its customers, the Company's exposure to overdue accounts receivable does not represent a material credit risk to the Company.

        (d) Currency risk

            The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, or when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

            As at December 31, 2008, the net foreign exchange exposure was not material.

        (e) Interest rate risk

            The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on our cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

            In addition, the Company is not exposed to interest rate risk on its long-term debt instruments as the interest rates on these instruments are fixed.

    15. SEGMENTED INFORMATION

                                              Three months ended
                                               December 31, 2008
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $  1,121   $  1,036              $    682
          United States               1,263      1,216                   806
          Mexico                        453        415                   374
          Eliminations                 (150)         -                     -
        ---------------------------------------------------------------------
                                      2,687      2,667   $    (91)     1,862
        Europe
          Euroland                    1,702      1,637                 1,107
          Great Britain                 270        270                    66
          Other European countries      168        137                   191
          Eliminations                  (45)         -                     -
        ---------------------------------------------------------------------
                                      2,095      2,044        (75)     1,364
        Rest of World                   130        121          3        173
        Corporate and Other             (76)         4        (16)       302
        ---------------------------------------------------------------------
        Total reportable segments  $  4,836   $  4,836   $   (179)     3,701
        Current assets                                                 7,351
        Investments, goodwill and
         other assets                                                  2,137
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 13,189
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                              Three months ended
                                               December 31, 2007
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $  1,893   $  1,774              $  1,137
          United States               1,540      1,483                   989
          Mexico                        422        364                   380
          Eliminations                 (211)         -                     -
        ---------------------------------------------------------------------
                                      3,644      3,621   $    115      2,506
        Europe
          Euroland                    2,622      2,564                 1,126
          Great Britain                 321        320                    95
          Other European countries      226        192                   136
          Eliminations                  (61)         -                     -
        ---------------------------------------------------------------------
                                      3,108      3,076         59      1,357
        Rest of World                   152        137          8        152
        Corporate and Other             (68)         2          -        292
        ---------------------------------------------------------------------
        Total reportable segments  $  6,836   $  6,836   $    182      4,307
        Current assets                                                 8,770
        Investments, goodwill and
         other assets                                                  2,266
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 15,343
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                                  Year ended
                                               December 31, 2008
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $  5,480   $  5,134              $    682
          United States               5,250      5,043                   806
          Mexico                      1,840      1,649                   374
          Eliminations                 (653)         -                     -
        ---------------------------------------------------------------------
                                     11,917     11,826   $   (106)     1,862
        Europe
          Euroland                    9,608      9,383                 1,107
          Great Britain               1,160      1,157                    66
          Other European countries      903        761                   191
          Eliminations                 (240)         -                     -
        ---------------------------------------------------------------------
                                     11,431     11,301        241      1,364
        Rest of World                   611        560         32        173
        Corporate and Other            (255)        17         99        302
        ---------------------------------------------------------------------
        Total reportable segments  $ 23,704   $ 23,704   $    266      3,701
        Current assets                                                 7,351
        Investments, goodwill and
         other assets                                                  2,137
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 13,189
        ---------------------------------------------------------------------


                                                  Year ended
                                               December 31, 2007
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $  7,043   $  6,721              $  1,137
          United States               5,972      5,792                   989
          Mexico                      1,560      1,370                   380
          Eliminations                 (628)         -                     -
        ---------------------------------------------------------------------
                                     13,947     13,883   $    688      2,506
        Europe
          Euroland                   10,021      9,839                 1,126
          Great Britain               1,203      1,201                    95
          Other European countries      793        689                   136
          Eliminations                 (195)         -                     -
        ---------------------------------------------------------------------
                                     11,822     11,729        359      1,357
        Rest of World                   504        446         20        152
        Corporate and Other            (206)         9         23        292
        ---------------------------------------------------------------------
        Total reportable segments  $ 26,067   $ 26,067   $  1,090      4,307
        Current assets                                                 8,770
        Investments, goodwill and
         other assets                                                  2,266
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 15,343
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (i) EBIT represents income from operations before income taxes and net interest income.

    16. SUBSEQUENT EVENTS

        As at December 31, 2008, the Company had outstanding borrowings under its five-year revolving credit facility of $1.0 billion at an average rate of 2.6% (see note 15 to the Company's 2007 Annual Report). Subsequent to year end, the Company repaid $419 million of borrowings.

    17. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.
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